EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SEACOAST BANKING CORPORATION OF FLORIDA

SEACOAST NATIONAL BANK

FLORIDIAN FINANCIAL GROUP, INC.

AND

FLORIDIAN BANK

Dated as of November 2, 2015

TABLE OF CONTENTS

Page

ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER	2
1.1 Merger.	2
1.2 Bank Merger.	2
1.3 Closing.	2
1.4 Effective Time.	2
1.5 Organizational Documents of Surviving Corporation; Directors and Officers.	2
1.6 Tax Consequences.	3
1.7 Structure Change.	3
ARTICLE 2 TREATMENT OF SECURITIES	3
2.1 Treatment of Common Stock.	3
2.2 Election and Proration Procedures.	4
2.3 Payment for Securities; Surrender of Holdings Certificates.	6
2.4 Dissenters’ Rights.	8
2.5 Treatment of Holdings Options; Holdings ESPP.	9
2.6 Withholding.	9
2.7 Fractional Shares.	9
2.8 Warrants.	10
ARTICLE 3 REPRESENTATIONS AND WARRANTIES	10
3.1 Disclosure Letters.	10
3.2 Representations and Warranties of the Company.	10
3.3 Representations and Warranties of Seacoast.	30
ARTICLE 4 COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES	36
4.1 Conduct of Business Prior to Effective Time.	36
4.2 Forbearances.	36
4.3 Litigation.	40
4.4 State Filings.	40
4.5 Holdings Shareholder Approval; Registration Statement and Proxy Statement/Prospectus.	41
4.6 Listing of SBC Common Stock.	42

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4.7 Reasonable Best Efforts.	42
4.8 Applications and Consents.	43
4.9 Notification of Certain Matters.	44
4.10 Investigation and Confidentiality.	44
4.11 Press Releases; Publicity.	45
4.12 Acquisition Proposals.	45
4.13 Takeover Laws.	46
4.14 Employee Benefits and Contracts.	46
4.15 Indemnification.	48
4.16 Claims Letters.	49
4.17 Restrictive Covenant Agreement.	49
4.18 Employment Agreement.	49
4.19 Systems Integration; Operating Functions.	49
4.20 Closing Payments.	50
ARTICLE 5 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	50
5.1 Conditions to Obligations of Each Party.	50
5.2 Conditions to Obligations of Seacoast.	51
5.3 Conditions to Obligations of the Company.	53
ARTICLE 6 TERMINATION	54
6.1 Termination.	54
6.2 Effect of Termination.	56
ARTICLE 7 MISCELLANEOUS	57
7.1 Definitions.	57
7.2 Non-Survival of Representations and Covenants.	67
7.3 Expenses.	67
7.4 Termination Fee.	68
7.5 Entire Agreement.	68
7.6 Amendments.	69
7.7 Waivers.	69
7.8 Assignment.	69
7.9 Notices.	70
7.10 Governing Law.	70
7.11 Counterparts.	70

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7.12 Captions.	71
7.13 Interpretations.	71
7.14 Severability.	71
7.15 Attorneys’ Fees.	71
7.16 Waiver of Jury Trial.	71

Exhibit	Description
A	Bank Merger Agreement
B	Form of Company Shareholder Support Agreement
C	Form of Claims Letter
D	Form of Restrictive Covenant Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 2, 2015, by and among Seacoast Banking Corporation of Florida, a Florida corporation (“SBC”), Seacoast National Bank, a national banking association and wholly owned subsidiary of SBC (“SNB” and, collectively with SBC, “Seacoast”), Floridian Financial Group, Inc., a Florida corporation (“Holdings”), and Floridian Bank, a Florida chartered commercial bank and wholly owned subsidiary of Holdings (the “Bank” and, collectively with Holdings, the “Company”).

Preamble

WHEREAS, the Boards of Directors of SBC and Holdings have approved this Agreement and the transactions described herein and have declared the same advisable and in the best interests of SBC and Holdings, respectively, and their respective shareholders;

WHEREAS, this Agreement provides for the acquisition of Holdings by SBC pursuant to the merger of Holdings with and into SBC (the “Merger”). This Agreement also provides for the merger of the Bank with and into SNB (the “Bank Merger”) pursuant to the terms of the Plan of Merger and Merger Agreement between SNB and the Bank attached hereto as Exhibit A (the “Bank Merger Agreement”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Seacoast’s willingness to enter into this Agreement, each of the directors and executive officers of the Company who hold shares of Holdings Common Stock have executed and delivered to SBC an agreement in substantially the form of Exhibit B (each a “Company Shareholder Support Agreement”), pursuant to which they have agreed, among other things, subject to the terms of such Company Shareholder Support Agreement, to vote the shares of Holdings Common Stock held of record by such Persons or as to which they otherwise have beneficial ownership to approve this Agreement and the transactions contemplated hereby, including the Merger.

Certain terms used and not otherwise defined elsewhere in this Agreement are defined in Section 7.1.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1       Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.4 herein), Holdings shall be merged with and into SBC in accordance with the provisions of the FBCA. SBC shall be the surviving corporation (the “Surviving Corporation”) resulting from the Merger and the separate corporate existence of Holdings shall thereupon cease. SBC shall continue to be governed by the Laws of the State of Florida, and the separate corporate existence of SBC with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2      Bank Merger.

Prior to the Effective Time, the Boards of Directors of SNB and the Bank will execute the Bank Merger Agreement. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the Bank shall be merged with and into SNB in accordance with the provisions of 12 U.S.C. Section 215 and with the effect provided in 12 U.S.C. Section 215. SNB shall be the surviving bank resulting from the Bank Merger and the separate existence of the Bank shall thereupon cease. SNB shall continue to be governed by the Laws of the United States, and the separate existence of SNB with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Bank Merger. Subject to the satisfaction of the conditions to closing set forth in the Bank Merger Agreement, the Bank Merger shall occur immediately following the Merger unless otherwise determined by Seacoast in its sole discretion.

1.3      Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York 10281, on a date which shall be no later than three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article 5 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by SBC and Holdings. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.4       Effective Time.

Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties shall cause to be filed articles of merger with the Secretary of State of the State of Florida as provided in the FBCA (the “Articles of Merger”). The Merger shall become effective as of the date and time specified in the Articles of Merger (such date and time, the “Effective Time”).

1.5       Organizational Documents of Surviving Corporation; Directors and Officers.

(a)  The Organizational Documents of SBC in effect immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

(b) The directors of SBC immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time. The officers of SBC immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

1.6       Tax Consequences.

It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.7       Structure Change.

Seacoast may at any time change the method of effecting the Merger and the Bank Merger (including by providing for the merger of Holdings with a wholly-owned Subsidiary of SBC) if and to the extent requested by Seacoast, and Holdings agrees to enter into such amendments to this Agreement as Seacoast may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to Holdings’ shareholders or (c) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Required Consents to be prevented or materially delayed.

ARTICLE 2

TREATMENT OF SECURITIES

2.1 Treatment of Common Stock.

(a) Treatment of Holdings Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Holdings or of SBC, subject to Section 2.1(c) and any applicable withholding Tax, each share of Holdings Common Stock issued and outstanding immediately prior to the Effective Time (other than Holdings Shares to be cancelled in accordance with Section 2.1(b) and other than any Dissenting Shares) shall be automatically converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article 2 (including the proration procedures in Section 2.2(c)), the following consideration (collectively, the “Merger Consideration”), in each case without interest: (i) the combination (such election, a “Mixed Election”) of (A) $4.29 in cash (the “Mixed Cash Consideration”) and (B) 0.5291 validly issued, fully paid and nonassessable SBC Shares (the “Mixed Stock Consideration”), (ii) (such election, a “Cash Election”) $12.25 in cash (the “Cash Election Consideration”), or (iii) (such election, a “Stock Election”) 0.8140 validly issued, fully paid and nonassessable SBC Shares (such number of SBC Shares, the “Stock Election Consideration”). From and after the Effective Time, all such Holdings Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Holdings Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Holdings Shares in accordance with Section 2.3, including the right to receive, pursuant to Section 2.7, cash in lieu of fractional shares of SBC Common Stock, if any, into which such Holdings Shares have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.3(f).

(b) Cancellation of Holdings Common Stock. At the Effective Time, all Holdings Shares owned by any of the Parties or by any of their respective Subsidiaries (other than any such shares owned in a fiduciary capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Holdings Common Stock or SBC Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Holdings Common Stock or SBC Common Stock outstanding after the date hereof and prior to the Effective Time.

(d) SBC Common Stock. At and after the Effective Time, each share of SBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of SBC Common Stock and shall not be affected by the Merger.

2.2        Election and Proration Procedures.

(a)  An election form in such form as SBC shall reasonably specify and as shall be reasonably acceptable to Holdings (the “Election Form”) shall be mailed on a date to be mutually agreed by the Parties that is not more than forty-five (45) days nor less than thirty (30) days prior to the anticipated Closing Date or on such other date as the Parties shall mutually agree (the “Mailing Date”) to each holder of record of Holdings Common Stock as of the close of business on the fifth (5th) Business Day prior to the Mailing Date (the “Election Form Record Date”).

(b) SBC shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Holdings Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and Holdings shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(c) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (x) the number of shares of such holder’s Holdings Common Stock with respect to which such holder makes a Mixed Election (each such share, a “Mixed Election Share”), (y) the number of shares of such holder’s Holdings Common Stock with respect to which such holder makes a Cash Election (each such share, a “Cash Election Share”), and (z) the number of shares of such holder’s Holdings Common Stock with respect to which such holder makes a Stock Election (each such share, a “Stock Election Share”). Any Holdings Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any Holdings Certificates or Book-Entry Shares to which such Election Form relates, or by an appropriate customary guaranty of delivery of the related Holdings Certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States, on or before 5:00 p.m., Eastern Time, on the twenty-fifth (25th) day following the Mailing Date (or such other time and date as the Parties shall agree) (the “Election Deadline”) (other than Holdings Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be deemed to be “No Election Shares,” and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline. Not later than ten (10) Business Days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon after the Effective Time as is reasonably practicable, SBC shall cause the Exchange Agent to effect the following prorations to the Merger Consideration:

(i) If the Cash Election Amount is greater than the Available Cash Election Amount, then each Cash Election Share shall, instead of being converted into the Cash Election Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the product of the Cash Election Consideration, multiplied by a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction, the “Cash Fraction”), and (B) a number of validly issued, fully paid and nonassessable SBC Shares equal to the product of the Stock Election Consideration multiplied by a fraction equal to one (1) minus the Cash Fraction.

(ii) If the Available Cash Election Amount is greater than the Cash Election Amount, then each Stock Election Share shall, instead of being converted into the right to receive the Stock Election Consideration, be converted into the right to receive (A) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares, and (B) a number of validly issued, fully paid and nonassessable SBC Shares equal to the product of the Stock Election Consideration multiplied by a fraction, the numerator of which shall be the difference between (I) the Cash Election Consideration minus (II) the amount calculated in clause (A) of this paragraph, and the denominator of which shall be the Cash Election Consideration.

(d) Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form (including duly executed transmittal materials included with the Election Form), accompanied by any Holdings Certificates or Book-Entry Shares to which such Election Form relates, or by an appropriate customary guaranty of delivery of the related Holdings Certificates from a member of any registered national securities exchange or a commercial bank or trust company in the United States, by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Holdings Common Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Holdings Common Stock prior to the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of SBC, SNB, Holdings, the Bank or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

2.3 Payment for Securities; Surrender of Holdings Certificates.

(a) Exchange Fund. Prior to the Effective Time, SBC shall designate a bank or trust company reasonably acceptable to Holdings to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for Holdings’ shareholders for the purpose of receiving and holding their Election Forms and Holdings Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, SBC shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of SBC Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the aggregate SBC Common Stock portion of the Merger Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 2.3(f) (such evidence of book-entry shares of SBC Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Holdings Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate cash portion of the Merger Consideration, Fractional Share Consideration and any dividends under Section 2.3(f), SBC shall promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. SBC shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by SBC; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Holdings Certificates or Book-Entry Shares pursuant to this Article 2. Any interest and other income resulting from such investments shall be paid to SBC on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly (but not more than five (5) Business Days) after the Effective Time, SBC shall cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Holdings Shares (the “Holdings Certificates”) or non-certificated Holdings Shares represented by book-entry (“Book-Entry Shares”) and whose Holdings Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration and who has not theretofore submitted its Holdings Certificates or Book-Entry Shares with an Election Form (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Holdings Certificates shall pass, only upon delivery of the Holdings Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as SBC may reasonably specify and (ii) instructions for effecting the surrender of the Holdings Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration into which such Holdings Shares have been converted pursuant to Section 2.1, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f). Upon surrender of a Holdings Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by SBC, together with such letter of transmittal or Election Form duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Holdings Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article 2, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.7, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f) for each Holdings Share formerly represented by such Holdings Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the later to occur of (x) the completion of the prorations to the Merger Consideration as described in Section 2.2(c) and (y) the Exchange Agent’s receipt of such Holdings Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Holdings Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Holdings Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Holdings Certificate is registered, it shall be a condition precedent of payment that (A) the Holdings Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Holdings Certificate surrendered or shall have established to the satisfaction of SBC that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.3, each Holdings Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article 2, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Holdings Shares. At the Effective Time, the stock transfer books of Holdings shall be closed and thereafter there shall be no further registration of transfers of Holdings Shares on the records of Holdings. From and after the Effective Time, the holders of Holdings Certificates or Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Holdings Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Holdings Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, SBC shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Holdings Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to SBC (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f), payable upon due surrender of their Holdings Certificates or Book-Entry Shares and compliance with the procedures in Section 2.3(b), without any interest thereon. Notwithstanding the foregoing, neither SBC nor the Exchange Agent shall be liable to any holder of a Holdings Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Holdings Certificates. In the event that any Holdings Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Holdings Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.7, and any dividends or other distributions on shares of SBC Common Stock in accordance with Section 2.3(f).

(f) Dividends or Distributions with Respect to SBC Common Stock. No dividends or other distributions with respect to SBC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Holdings Certificate or Book-Entry Share with respect to the shares of SBC Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by SBC to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Holdings Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Holdings Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of SBC Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of SBC Common Stock.

2.4         Dissenters’ Rights. Any Person who otherwise would be deemed a holder of Dissenting Shares (a “Dissenting Shareholder”) shall not be entitled to receive the applicable Merger Consideration with respect to the Dissenting Shares only until such Person shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to dissent from the Merger under the FBCA. Each Dissenting Shareholder shall be entitled to receive only the payment provided by the provisions of Sections 607.1301 through 607.1333 of the FBCA with respect to shares of Holdings Common Stock owned by such Dissenting Shareholder. Holdings shall give SBC (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by Holdings relating to shareholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the FBCA. Holdings shall not, except with the prior written consent of SBC, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.5         Treatment of Holdings Options; Holdings ESPP.

(a)  As of the Effective Time, each option to purchase Holdings Common Stock (a “Holdings Stock Option”) granted under any Holdings Stock Plan that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be cancelled and automatically converted into the right to promptly receive the Holdings Stock Option Consideration. For purposes of this Agreement, the “Holdings Stock Option Consideration” means an amount of cash, without interest, equal to the product of (x) the aggregate number of shares of Holdings Common Stock subject to such Holdings Stock Option multiplied by (y) the excess, if any, of the Per Share Merger Consideration Value over the exercise price per share of the Holdings Stock Option. “Per Share Merger Consideration Value” means (i) the Mixed Cash Consideration plus (ii) the Mixed Stock Consideration multiplied by the Average Closing Price.

(b) Holdings will take all actions reasonably necessary to (i) terminate the Floridian Financial Group, Inc. Employee Stock Purchase Plan (the “Holdings ESPP”) as of immediately following the end of the “offering period” that is in progress as of the date of this Agreement (which is scheduled to occur on January 1, 2016 (the “Termination Date”)), and (ii) avoid the commencement of any new “offering period” under the Holdings ESPP prior to the Termination Date. Any shares of Holdings Common Stock acquired under the Holdings ESPP prior to or on the Termination Date will be treated as outstanding shares of Holdings Common Stock for purposes of Sections 2.1 and 2.2.

(c) Prior to the Effective Time, Holdings shall pass resolutions as are necessary for the treatment of the Holdings Stock Options and the Holdings ESPP as contemplated by this Section 2.5.

2.6       Withholding. SBC shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to a holder of Holdings Common Stock pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Holdings Common Stock in respect of which such deduction and withholding was made.

2.7      Fractional Shares. No certificate or scrip representing fractional shares of SBC Common Stock shall be issued upon the surrender for exchange of Holdings Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of SBC. Notwithstanding any other provision of this Agreement, each holder of shares of Holdings Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of SBC Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of SBC Common Stock multiplied by the Average Closing Price.

2.8     Warrants. Each warrant to purchase Holdings Common Stock (“Holdings Warrants”) that has not been exercised prior to the Effective Time shall automatically expire as of the Effective Time and no holder thereof shall have any further rights with respect thereto. Holdings shall provide written notice of the anticipated Effective Time at least thirty (30) days prior thereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1              Disclosure Letters. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Seacoast and Seacoast has delivered to the Company a letter (the “Company Disclosure Letter” and the “Seacoast Disclosure Letter,” respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of the Company’s or Seacoast’s, respectively, representations or warranties contained in this Article 3 or to one or more of its covenants contained in Article 4; provided, that (a) no such item is required to be set forth in the Company Disclosure Letter or the Seacoast Disclosure Letter as an exception to any representation or warranty of the Company or Seacoast, respectively, if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Company Disclosure Letter or the Seacoast Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by the Company or Seacoast, respectively, that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on Holdings or SBC, respectively. Any disclosures made with respect to a subsection of Section 3.2 or Section 3.3 shall be deemed to qualify any other subsections of Section 3.2 or Section 3.3, respectively, specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections. All representations and warranties of Seacoast in Section 3.3 shall be qualified by reference to Seacoast’s SEC Reports filed with or furnished to the SEC on or after January 1, 2015 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors”, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly forward-looking in nature).

3.2              Representations and Warranties of the Company. Subject to and giving effect to Section 3.1 and except as set forth in the Company Disclosure Letter, Holdings and the Bank, jointly and severally, hereby represent and warrant to Seacoast as follows:

(a)                Organization, Standing, and Power. Each Subsidiary of Holdings is listed in Section 3.2(a) of the Company Disclosure Letter. Holdings and each of its Subsidiaries (i) are duly organized, validly existing, and (as to corporations) are in good standing under the Laws of the jurisdiction of its formation, (ii) have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii) where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings. Holdings is registered with the Federal Reserve Board as a bank holding company within the meaning of the BHC Act and meets the applicable requirements for qualification as such. The Bank is a nonmember bank chartered by the State of Florida. The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, its deposits are insured by the Deposit Insurance Fund and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Holdings, threatened.

(b)               Authority; No Breach of Agreement. (i)  Holdings and the Bank each has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and, in the case of the Bank, its sole shareholder), subject only to the Holdings Shareholder Approval. This Agreement has been duly executed and delivered by Holdings and the Bank and, assuming due authorization, execution, and delivery of this Agreement by each of SBC and SNB, this Agreement represents a legal, valid and binding obligation of each of Holdings and the Bank enforceable against Holdings and the Bank in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions and (B) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                                                (ii)                Holdings’ Board of Directors has: (A) by the unanimous vote of the entire Board of Directors, duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger; (B) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Holdings and the holders of Holdings Common Stock; (C) resolved to recommend approval of this Agreement, the Merger and the other transactions contemplated hereby to the holders of Holdings Common Stock (such recommendations being the “Holdings Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Holdings Common Stock for their approval.

                                              (iii)                The Bank’s Board of Directors has, by the unanimous vote of the entire Board of Directors, duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

                                              (iv)                The Holdings Shareholder Approval is the only vote of the holders of any class or series of Holdings’ capital stock or other securities required by applicable Law in connection with the consummation of the Merger. No vote of the holders of any class or series of Holdings’ capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Holdings other than the Merger.

                                                (v)                Neither the execution and delivery of this Agreement or the Bank Merger Agreement by Holdings or the Bank nor the consummation by either of them of the transactions contemplated hereby or thereby, nor compliance by either of them with any of the provisions hereof or thereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Holdings or the Bank, (B) except as set forth in Section 3.2(b)(v) of the Company Disclosure Letter, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien (other than a Permitted Lien) on any material assets of Holdings or its Subsidiaries under, any Contract or Permit, or (C) subject to receipt of the Regulatory Consents and the expiration of any waiting period required by Law as described in clause (vi) below, and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holdings, violate any Law or Order applicable to Holdings or its Subsidiaries or any of their respective material assets.

                                              (vi)                Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the Regulatory Consents, (B) the filing of the Articles of Merger with the Secretary of State of the State of Florida as required by the FBCA and (C) as set forth in Section 3.2(b)(vi)(C) of the Company Disclosure Letter, no order of, notice to, filing with, or Consent of, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Bank Merger Agreement by Holdings or the Bank or the consummation by Holdings or the Bank of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement.

(c)                Capital Stock. Holdings’ authorized capital stock consists of (i) 100,000,000 shares of Holdings Common Stock, of which, as of the date of this Agreement, 6,203,884 shares are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $5.00 per share (the “Holdings Preferred Stock”), of which, as of the date of this Agreement, zero shares are issued and outstanding. Set forth in Section 3.2(c) of the Company Disclosure Letter is a true and complete schedule of all outstanding Rights to acquire shares of Holdings Common Stock (including all Holdings Warrants), including grant date, vesting schedule, exercise price, expiration date and the name of the holder of such Rights. Except as set forth in this Section 3.2(c) or in Section 3.2(c) of the Company Disclosure Letter, there are no shares of Holdings Common Stock or other equity securities of Holdings outstanding and no outstanding Rights relating to the Holdings Common Stock or Holdings Preferred Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Holdings. All of the outstanding shares of Holdings Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, nonassessable under the FBCA. None of the outstanding shares of Holdings Common Stock has been issued in violation of any preemptive rights of the current or past shareholders of Holdings. There are no Contracts among Holdings and its shareholders or by which Holdings is bound with respect to the voting, transfer, repurchase or redemption of Holdings Common Stock or the granting of registration rights to any holder thereof. All of the outstanding shares of Holdings Common Stock and all Rights to acquire shares of Holdings Common Stock have been issued in compliance with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of Holdings’ Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of Holdings’ Subsidiaries are owned by Holdings or a wholly owned Subsidiary thereof, free and clear of all Liens. None of Holdings’ Subsidiaries has outstanding any Right to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of each of Holdings’ Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. Each of the Subsidiaries of Holdings is directly or indirectly wholly owned by Holdings. Holdings has no direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person other than lending transactions which occur in the ordinary course of business consistent with past practice. Neither Holdings nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Holdings or such Subsidiary on any matter.

(d)               Financial Statements; Regulatory Reports. (i)  Holdings has made available (which shall include access to the following by electronic data room) or delivered to Seacoast true and complete copies of (A) all monthly reports and financial statements of Holdings and its Subsidiaries that were prepared for Holdings’ or the Bank’s Board of Directors since December 31, 2014; (B) the annual report of Bank Holding Companies to the Federal Reserve Board for the year ended December 31, 2014, of Holdings and each of its Subsidiaries required to file such reports; (C) all call reports and consolidated and parent company only financial statements, including all amendments thereto, filed with the Federal Reserve Board and the FDIC since December 31, 2014, of Holdings and each of its Subsidiaries required to file such reports; and (D) Holdings’ Annual Report to Shareholders for the year ended 2014 and all subsequent Quarterly Reports to Shareholders.

                                                (ii)                The Financial Statements of Holdings (the “Holdings Financial Statements”), true and complete copies of which have been made available to Seacoast, have been (and all financial statements to be delivered to Seacoast as required by this Agreement will be) prepared in accordance with GAAP applied on a consistent basis throughout the periods covered. The Holdings Financial Statements fairly present (and all financial statements to be delivered to Seacoast as required by this Agreement will fairly present) in all material respects the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of Holdings and its Subsidiaries as of the dates thereof and for the periods covered thereby. All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of the Holdings Financial Statements (the “Holdings Latest Balance Sheet”), none of Holdings or its Subsidiaries has had, nor are any of such entities’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) that is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the Federal Reserve Board, the Florida Office of Financial Regulation, or other federal or state regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Holdings or the Bank, in each case, since December 31, 2012, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Holdings Financial Statements are supported by and consistent with the general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, true and complete copies of which have been made available to Seacoast. Holdings and the Bank have timely filed all reports and other documents required to be filed by them with the FDIC and the Federal Reserve Board. The call reports of the Bank and accompanying schedules as filed with the FDIC, for each calendar quarter beginning with the quarter ended December 31, 2012, through the Closing Date have been prepared in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices through periods covered by such reports.

                                              (iii)                Each of Holdings and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls, which provide assurance that: (A) transactions are executed with management’s authorization; (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Holdings in accordance with GAAP and to maintain accountability for Holdings’ consolidated assets; (C) access to Holdings’ assets is permitted only in accordance with management’s authorization; (D) the reporting of Holdings’ assets is compared with existing assets at regular intervals; and (E) accounts, notes and other receivables and assets are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Such records, systems, controls, data and information of Holdings and its Subsidiaries are recorded, stored maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Holdings or its Subsidiaries. The corporate record books of Holdings and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the Boards of Directors and shareholders of Holdings and its Subsidiaries, respectively.

                                              (iv)                Since December 31, 2012, neither Holdings nor any Subsidiary nor any current director, officer, nor to Holdings’ Knowledge, any former officer or director or current employee, auditor, accountant or representative of Holdings or any Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of Holdings or any Subsidiary thereof or their respective internal accounting controls. No attorney representing Holdings or any Subsidiary thereof, whether or not employed by Holdings or any such Subsidiary, has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act and the SEC’s regulations thereunder) by Holdings or any Subsidiary thereof or any officers, directors, employees or agents of Holdings or any of its Subsidiaries to Holdings’ Board of Directors or any committee thereof or to any director or officer of Holdings.

                                                (v)                Holdings’ independent public accountants, which have expressed their opinion with respect to the Holdings Financial Statements for the fiscal years ended December 31, 2012, 2013 and 2014 (including the related notes), are and have been throughout the periods covered by such Financial Statements (A) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (B) “independent” with respect to Holdings within the meaning of Regulation S-X and (C) with respect to Holdings, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and related Securities Laws. Holdings’ independent public accountants have not resigned or been dismissed as independent public accountants of Holdings as a result of or in connection with any disagreements with Holdings on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Section 3.2(d)(v) of the Company Disclosure Letter lists all nonaudit services performed by Holdings’ independent public accountants for Holdings and its Subsidiaries since December 31, 2012.

                                              (vi)                There is no transaction, arrangement or other relationship between Holdings or any of its Subsidiaries nor any unconsolidated or other affiliated entity that is not reflected in the Holdings Financial Statements. Holdings has no Knowledge of (A) any significant deficiency in the design or operation of internal controls which could adversely affect Holdings’ ability to record, process, summarize and report financial data or any material weaknesses in internal controls or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Holdings’ internal controls. Since December 31, 2014, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls of Holdings.

                                            (vii)                None of Holdings or its Subsidiaries has any material Liabilities, except Liabilities which are accrued or reserved against in the Holdings Latest Balance Sheet, included in the Holdings Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. None of Holdings or its Subsidiaries has incurred or paid any Liability since the date of the Holdings Latest Balance Sheet, except for such Liabilities incurred or paid (A) in the ordinary course of business consistent with past practice and which are not reasonably likely to be material to the Company or (B) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 3.2(d)(vii) of the Company Disclosure Letter or transactions in the ordinary course of business consistent with past practice, none of Holdings or its Subsidiaries is directly or indirectly liable, by guarantee or otherwise, to assume any Liability of any Person for any amount in excess of $10,000.

(e)                Absence of Certain Changes or Events. Since December 31, 2014, (A) Holdings and each of its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice, (B) neither Holdings nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or 4.2(b), (d), (f), (m), (r), or (t), and (C) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Holdings.

(f)                Tax Matters. (i)  All material amounts of Taxes of Holdings and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. Each of Holdings and its Subsidiaries has timely filed all material Tax Returns required to have been filed by it or on its behalf, and each such Tax Return is true, complete and accurate in all material respects. Neither Holdings nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. There have been no examinations or audits of any Tax Return by any Taxing Authority. Holdings and each of its Subsidiaries has made available to Seacoast true and correct copies of the United States federal, state and local income Tax Returns and related workpapers filed by it for each of the three (3) most recent fiscal years ended on or before December 31, 2014. No claim has ever been made by a Taxing Authority in a jurisdiction where Holdings or any of its Subsidiaries does not file a Tax Return that Holdings or any of its Subsidiaries may be subject to Taxes by that jurisdiction, and to the Knowledge of Holdings and each of its Subsidiaries, no basis for such a claim exists.

                                                (ii)                Neither Holdings nor any of its Subsidiaries has received any notice of assessment or proposed assessment in connection with any Tax, and there is no threatened or pending dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of Holdings, any of its Subsidiaries or the assets of Holdings or any of its Subsidiaries. No officer or employee responsible for Tax matters of Holdings or any of its Subsidiaries expects any Taxing Authority to assess any additional Tax for any period for which a Tax Return has been filed. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against Holdings or any of its Subsidiaries, and neither Holdings nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency. The relevant statute of limitations is closed with respect to the federal and material state and local income and franchise Tax Returns of Holdings and its Subsidiaries for all taxable periods through December 31, 2011.

                                              (iii)                Neither Holdings nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnification or similar agreement or any agreement pursuant to which it has any obligation to any Person with respect to Taxes, and neither Holdings nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal, state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither Holdings nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by contract or otherwise. None of Holdings and its Subsidiaries have any deferred gain or loss arising out of any deferred intercompany transaction, as described in Treasury Regulation Section 1.1502-13, or, in the case of any of its Subsidiaries, have an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

                                              (iv)                Holdings and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all amounts of Taxes required to have been withheld and paid over by them, and have complied in all respects with all information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under state, local or foreign Law.

                                                (v)                Neither Holdings nor any of its Subsidiaries has been a party to any distribution occurring during the five (5)-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of Holdings or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

                                              (vi)                Neither Holdings nor any of its Subsidiaries is a “controlled foreign corporation” within the meaning of the Section 957(a) of the Code. Holdings and each of its Subsidiaries have complied with all of the income inclusion and Tax reporting provisions of the U.S. anti-deferral Tax regimes, including the controlled foreign corporation, passive foreign investment company and foreign personal holding company regimes.

                                            (vii)                Neither Holdings nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code or any comparable provision of state or local Tax Law.

                                          (viii)                Neither Holdings nor any of its Subsidiaries is or has ever been a United States real property holding corporation within the meaning of Section 897(c) of the Code or any comparable provision of state Tax Law. Neither Holdings nor any of its Subsidiaries has been or will be required to include any item in income or exclude any item of deduction from taxable income for any Tax period (or portion thereof) ending after the Closing Date: (A) pursuant to Section 481 of the Code or any comparable provision under state, local or foreign Tax Law; (B) as a result of any ‘‘closing agreement’’ as described in Section 7121 of the Code or any comparable provision under state, local, or foreign Tax Law, executed on or prior to the Closing Date; (C) with respect to any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any comparable provision under state, local, or foreign Tax Law; (D) with respect to any installment sale or open transaction disposition made on or prior to the Closing Date; or (E) with respect to any prepaid amount received on or prior to the Closing Date.

                                              (ix)                The current net operating losses of Holdings and each of its Subsidiaries are described in Section 3.2(f)(ix) of the Company Disclosure Letter and none of such net operating losses are capital losses or, except as disclosed in Section 3.2(f)(ix) of the Company Disclosure Letter, subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations or any comparable provision of state or local Tax Law dealing with the utilization of net operating losses, other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

                                                (x)                Holdings and each of its Subsidiaries have disclosed on their Tax Returns any position taken for which substantial authority (within the meaning of Section 6662(d)(2)(B)(i) of the Code or comparable provision of state or local Tax Law) did not exist at the time the Tax Return was filed. Neither Holdings nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1) or any comparable provision of state or local Tax Law, or a transaction substantially similar to a reportable transaction. Neither Holdings nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for U.S. federal income tax purposes.

                                              (xi)                The unpaid Taxes of Holdings and each of its Subsidiaries (A) did not, as of the date of the Holdings Latest Balance Sheet, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Holdings Latest Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Holdings and each of its Subsidiaries in filing their Tax Returns. Since the date of the Holdings Latest Balance Sheet, neither Holdings nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practice.

(g)               Environmental Matters. (i)  Holdings and the Bank have delivered, or caused to be delivered to Seacoast, or provided Seacoast access to, true and complete copies of all environmental site assessments, environmental test results, environmental analytical data, boring logs and other environmental reports and studies held by Holdings and each of its Subsidiaries relating to their respective Properties and Facilities.

                                                (ii)                Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, Holdings and each of its Subsidiaries and their respective Facilities and Properties are, and have been, in compliance with all Environmental Laws, and there are no past or present events, conditions, circumstances, activities or plans related to the Properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.

                                              (iii)                Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, during the period of (A) Holdings’ or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of their respective Properties and Facilities, or (B) Holdings’ or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of their respective Properties and Facilities, there have been no releases, discharges, spillages or disposals of Hazardous Material requiring a Report to a Governmental Authority in, on, under, or affecting such Properties or Facilities.

(h)               Compliance with Permits, Laws and Orders. (i)  Holdings and each of its Subsidiaries have in effect all Permits and have made all filings, applications and registrations with Governmental Authorities that are required for them to own, lease or operate their respective properties and assets and to carry on their respective businesses as now conducted (and have paid all fees and assessments due and payable in connection therewith) and there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

                                                (ii)                Neither Holdings nor any of its Subsidiaries is, or has been since December 31, 2012, in Default under any Laws or Orders applicable to its business or employees conducting its business. As of the date of this Agreement, none of Holdings or its Subsidiaries knows of any reason why all Regulatory Consents required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

                                              (iii)                Neither Holdings nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that Holdings or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, any Permits.

                                              (iv)                Holdings and each of its Subsidiaries are, and at all times since December 31, 2012 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices.

                                                (v)                Neither Holdings nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2012, a recipient of any supervisory letter from, or since December 31, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has Holdings or any of its Subsidiaries been advised in writing or, to the Knowledge of Holdings, orally, since December 31, 2012, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.

                                              (vi)                There (A) is no unresolved written, or to the Knowledge of Holdings, oral violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Holdings or any of its Subsidiaries, (B) have been no written, or the Knowledge of Holdings, oral formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to Holdings’ or any of its Subsidiaries’ business, operations, policies or procedures since December 31, 2012, and (C) is not any pending or, to the Knowledge of Holdings, threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of Holdings or any of its Subsidiaries.

                                            (vii)                Neither Holdings nor the Bank (nor to Holdings’ Knowledge any of their respective directors, executives, representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment.

                                          (viii)                Except as required by the Bank Secrecy Act, to Holdings’ Knowledge, no employee of Holdings or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Holdings or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Holdings nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Holdings or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Holdings or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

                                              (ix)                Since December 31, 2012, Holdings and each of its Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that Holdings and each of its Subsidiaries was required to file with any Governmental Authority and all other reports and statements required to be filed by Holdings and each of its Subsidiaries since December 31, 2012, including any report or statement required to be filed pursuant to the Laws of the United States, any state or political subdivision, any foreign jurisdiction or any other Governmental Authority, have been so filed, and Holdings and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(i)                 Labor Relations. (i)  Neither Holdings nor any of its Subsidiaries is the subject of any Litigation asserting that Holdings or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel Holdings or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is Holdings or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving Holdings or any of its Subsidiaries pending or, to the Knowledge of Holdings, threatened, nor, to the Knowledge of Holdings, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                                (i)                  (A) Each individual that renders services to Holdings or any of its Subsidiaries who is classified as (1) an independent contractor or other non-employee status or (2) an exempt or non-exempt employee, is properly so classified for all purposes and (B) Holdings and its Subsidiaries have paid or properly accrued in the ordinary course of business all wages and compensation due to employees of Holdings or any of its Subsidiaries, including all overtime pay, vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.

                                (ii)                  Neither Holdings nor any of its Subsidiaries is in conflict with, or in default or in violation of, any applicable Federal, state or local Law, or any collective bargaining agreement or arrangement respecting employment, employment practices, terms and conditions of employment, Tax withholding, prohibited discrimination, equal employment, fair employment practices, immigration status, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Action of 1988), or wages and hours.

                                (iii)                  No executive officer of Holdings or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment Contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement or any other agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject Holdings or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(j)                 Employee Benefit Plans. (i)  Section 3.2(j)(i) of the Company Disclosure Letter sets forth each Benefit Plan whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Code, ERISA, or other applicable Law, (D) set forth in an employment agreement, consulting agreement, individual award agreement, or (E) written or oral.

                                (ii)                The Company has delivered to Seacoast prior to the date of this Agreement correct and complete copies of the following documents: (A) all Benefit Plan documents (and all amendments thereto), (B) all trust agreements or other funding arrangements for its Benefit Plans (including insurance or group annuity Contracts), and all amendments thereto, (C) with respect to any Benefit Plans or amendments, the most recent determination letters, as well as a correct and complete copy of each pending application for a determination letter (if any), and all rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (D) for the past three (3) years, the annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Benefit Plans, including but not limited to the annual report on Form 5500 (if such report was required), (E) the most recent summary plan description for each Benefit Plan for which a summary plan description is required by Law, including any summary of material modifications thereto, and (F) in the case of Benefit Plans that are individual award agreements under the Holdings Stock Plan, a representative form of award agreement together with a list of persons covered by such representative form and the number of shares of Holdings Common Stock covered thereby.

                                (iii)                All of the Benefit Plans have been administered in all material respects in compliance with their terms and with the applicable provisions of ERISA; the Code; the Patient Protection and Affordable Care Act, in combination with the Health Care and Reconciliation Act of 2010; and any other applicable Laws. All Benefit Plans that are employee pension benefit plans, as defined in Section 3(2) of ERISA, that are intended to be tax qualified under Section 401(a) of the Code, have received a current, favorable determination letter from the Internal Revenue Service or have filed a timely application therefor, and there are no circumstances that will or could reasonably result in revocation of any such favorable determination letter or negative consequences to an application therefor. Each trust created under any of its ERISA Plans has been determined to be exempt from Tax under Section 501(a) of the Code and the Company is not aware of any circumstance that will or could reasonably result in revocation of such exemption. With respect to each of its Benefit Plans, to Holdings’ Knowledge, no event has occurred that will or could reasonably give rise to a loss of any intended Tax consequences under the Code or to any Tax under Section 511 of the Code. There are no pending or, to the Company’s Knowledge, threatened Litigation, governmental audits or investigations or other proceedings, or participant claims (other than claims for benefits in the ordinary course of business) with respect to any Benefit Plan.

                                 (iv)                The Company has not engaged in a transaction with respect to any of its Benefit Plans that would subject the Company to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither the Company nor any administrator or fiduciary of any of its or its Subsidiaries’ Benefit Plans (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner with respect to any of its Benefit Plans that could subject it to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. No oral or written representation or communication with respect to any aspect of its Benefit Plans of the Company or its Subsidiaries has been made to employees of the Company or any of its Subsidiaries that is not in conformity with the written or otherwise preexisting terms and provisions of such plans.

                                  (v)                The Company, any of its Subsidiaries or any ERISA Affiliates thereof do not and have never sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (A) a “defined benefit plan” (as defined in Section 3(35) of ERISA or Section 414(j) of the Code); (B) a “multi-employer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA); (C) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code); or (D) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. The Company and its ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any Liability under Title IV of ERISA or Section 412 of the Code.

                                  (vi)                Neither the Company nor any of its Subsidiaries nor ERISA Affiliates has any incurred current or projected obligations or Liability for post-employment or post-retirement health, medical, or life insurance benefits under any of its Benefit Plans, other than with respect to benefit coverage mandated by Section 4980B of the Code or other applicable Law.

                                  (vii)                No Benefit Plan exists and there are no other Contracts, plans, or arrangements (written or otherwise) covering any Company employee that, individually or collectively, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), would reasonably be expected to, (A) result in any material severance pay upon any termination of employment, (B) accelerate the time of payment or vesting or result in any material payment or material funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable, require the security of material benefits under or result in any other material obligation pursuant to, any such Benefit Plans, contracts, plans or arrangements, or (C) result in the payment of any amount that would, individually or in combination with any other such payment, result in the loss of a deduction under Section 280G of the Code or be subject to an excise tax under Section 4999 of the Code.

                                  (viii)                Each Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the applicable guidance issued thereunder, and no Benefit Plan provides any compensation or benefits which could subject, or have subjected, a covered service provider to gross income inclusion or tax pursuant to Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any indemnification obligation pursuant to any Contract to which the Company or any of its Subsidiaries is a party for any Taxes imposed under Section 4999 or 409A of the Code. The Company has made available to Seacoast true and complete copies of any Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(k)               Material Contracts. (i)  Except as listed in Section 3.2(k) of the Company Disclosure Letter, as of the date of this Agreement, neither Holdings nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any employment, severance, termination, consulting or retirement Contract, (B) any Contract relating to the borrowing of money by Holdings or any of its Subsidiaries or the guarantee by Holdings or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, Federal Home Loan Bank advances of the Bank or Contracts pertaining to trade payables incurred in the ordinary course of business consistent with past practice), (C) any Contract containing covenants that limit in any material respect the ability of Holdings or any of its Affiliates (including, after the Effective Time, Seacoast or any of its Affiliates) to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, Holdings or any of its Subsidiaries or Affiliates (including, after the Effective Time, Seacoast or any of its Affiliates) may carry on its business, (D) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by Holdings or any of its Subsidiaries of $25,000 or more or (y) have a term exceeding twelve (12) months in duration (except those entered into in the ordinary course of business with respect to loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar routine banking activities and equipment maintenance agreements), (E) any Contract between or among Holdings or any of its Subsidiaries or Affiliates (F) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (G) any Contract relating to the provision of data processing, network communications or other material technical services to or by Holdings or any of its Subsidiaries, (H) any Contract to which any Affiliate, officer, director, employee or consultant of Holdings or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposits from, directors, officers and employees entered into in the ordinary course of business consistent with past practice and in accordance with all applicable regulatory requirements with respect to it), (I) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement, (J) any Contract that provides any rights to investors in Holdings, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the Holdings Board of Directors, (K) any Contract that provides for potential material indemnification payments by Holdings or any of its Subsidiaries, or (L) any other Contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K) if Holdings were required to file such with the SEC. With respect to each Contract described above: (w) the Contract is valid and binding on Holdings or the applicable Subsidiary party thereto and, to the Knowledge of Holdings, each other party thereto and is in full force and effect, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought); (x) neither Holdings nor any of its Subsidiaries is in Default thereunder; (y) neither Holdings nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to the Knowledge of Holdings, in Default in any material respect or has repudiated or waived any material provision of any such Contract. No Consent is required by any such Contract for the execution, delivery or performance of this Agreement or the Bank Merger Agreement or the consummation of the Merger or the Bank Merger or the other transactions contemplated hereby or thereby. All indebtedness for money borrowed of Holdings and its Subsidiaries is prepayable without penalty or premium.

                                                (ii)                All interest rate swaps, caps, floors, collars, option agreements, futures, and forward contracts, and other similar risk management arrangements, contracts or agreements, whether entered into for Holdings’ own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither Holdings nor any of its Subsidiaries, nor to the Knowledge of Holdings, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement. The Holdings Financial Statements disclose the value of such agreements and arrangements on a market-to-market basis in accordance with GAAP and, since December 31, 2012, there has not been a change in such value that, individually or in the aggregate, has resulted in a Material Adverse Effect on Holdings.

(l)                 Legal Proceedings. There is no Litigation pending or, to the Knowledge of Holdings, threatened against Holdings or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against Holdings or any of its Subsidiaries, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against Holdings or any of its Subsidiaries that, if adversely determined, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Holdings. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, there is no Litigation pending or, to the Knowledge of Holdings, threatened, against any officer, director, advisory director or employee of Holdings or its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of Holdings or its Subsidiaries.

(m)             Intellectual Property. (i)  Either Holdings or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all Intellectual Property (including the Technology Systems) that is used by Holdings or its Subsidiaries in its or its Subsidiaries’ business. Neither Holdings nor any of its Subsidiaries has (A) licensed to any Person in source code form any Intellectual Property owned by Holdings or any of its Subsidiaries or (B) entered into any exclusive agreements relating to Intellectual Property owned by Holdings or its Subsidiaries.

                                                (ii)                Section 3.2(m)(ii) of the Company Disclosure Letter lists all patents and patent applications, all registered trademarks and applications therefor, trade names and service marks, registered copyrights and applications therefor, domain names, web sites and mask works owned by or exclusively licensed to Holdings or its Subsidiaries included in its Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, no royalties or other continuing payment obligations are due in respect of any third-party patents, trademarks or copyrights, including software.

                                              (iii)                Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, all patents, registered trademarks, service marks and copyrights held by Holdings and its Subsidiaries are valid and subsisting. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Holdings, since December 31, 2012, neither Holdings nor any of its Subsidiaries (A) has been sued in any Litigation which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (B) has brought any Litigation for infringement of its Intellectual Property or breach of any license or other Contract involving its Intellectual Property against any third party.

(n)               Loan and Investment Portfolios. (i)  All loans, loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Holdings or any of its Subsidiaries is the creditor (A) were at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business of Holdings and its Subsidiaries and are the legal, valid and binding obligations of the obligors thereof, enforceable in accordance with their terms, (B) are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be and (C) to the extent secured, have been secured by valid Liens that have been perfected.

                                                (ii)                True and complete lists of all Loans as of September 30, 2015 and on a monthly basis thereafter, and of the investment portfolios of Holdings and each of its Subsidiaries as of such date, are disclosed on Section 3.2(n)(ii) of the Company Disclosure Letter. Except as specifically set forth on Section 3.2(n)(ii) of the Company Disclosure Letter, neither Holdings nor any of its Subsidiaries is a party to any Loan that was, as of the most recent month-end prior to the date of this Agreement, (A) delinquent by more than thirty (30) days in the payment of principal or interest, (B) to the Knowledge of Holdings, otherwise in material default for more than thirty (30) days, (C) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Holdings or any of its Subsidiaries or any Regulatory Authority having jurisdiction over Holdings or any of its Subsidiaries, (D) an obligation of any director, executive officer or 10% shareholder of Holdings or any of its Subsidiaries who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, or (E) in violation of any Law.

                                              (iii)                Each outstanding Loan (including Loans held for resale to investors) in which Holdings or any of its Subsidiaries is the creditor was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan or other similar files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Holdings and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws.

                                              (iv)                None of the agreements pursuant to which Holdings or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

                                                (v)                Neither Holdings nor any of its Subsidiaries is now nor has it ever been since December 31, 2012, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

(o)               Adequacy of Allowances for Losses. Each of the allowances for losses on Loans and other real estate included on the Holdings Latest Balance Sheet (along with any subsequent balance sheet required to be delivered hereunder) is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Holdings, there are no facts or circumstances that are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements). Each of the allowances for losses on Loans and other real estate reflected on the books of Holdings and its Subsidiaries at all times from and after the date of the Holdings Latest Balance Sheet is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Holdings, there are no facts or circumstances (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements) that are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor.

(p)               Community Reinvestment Act. Holdings and its Subsidiaries have complied in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Holdings, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(q)               Privacy of Customer Information. (i)  Holdings and its Subsidiaries, as applicable, are the sole owners of all personally identifiable financial information (“PIFI”) relating to customers, former customers and prospective customers that will be transferred to Seacoast or a Subsidiary of Seacoast pursuant to this Agreement and the Bank Merger Agreement and the other transactions contemplated hereby. For purposes of this Section 3.2(q), “PIFI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 CFR Part 1016.

                                                (ii)                Holdings and its Subsidiaries’ collection and use of such PIFI, the transfer of such PIFI to Seacoast or any of its Subsidiaries, and the use of such PIFI by Seacoast or any of its Subsidiaries complies in all material respects with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy.

(r)                 Technology Systems. (i)  No action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the Technology Systems to continue by the Surviving Corporation and its Subsidiaries to the same extent and in the same manner that it has been used by Holdings and its Subsidiaries prior to the Effective Time.

                                                (ii)                The Technology Systems (for a period of eighteen (18) months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on Holdings. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens (other than Permitted Liens). Access to business-critical parts of the Technology Systems is not shared with any third party.

                                              (iii)                Holdings has furnished to Seacoast a true and correct copy of the Company’s disaster recovery and business continuity arrangements.

                                              (iv)                Neither Holdings nor any of its Subsidiaries has received notice of or is aware of any material circumstances, including the execution of this Agreement or the Bank Merger Agreement or the consummation of the transactions contemplated hereby or thereby, that would enable any third party to terminate any of Holdings’ or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

(s)                Insurance Policies. Holdings and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity. Section 3.2(s) of the Company Disclosure Letter sets forth a true and complete list of all such insurance policies. Neither Holdings nor any of its Subsidiaries is now liable for, nor has any such member received notice of, any material retroactive premium adjustment. Holdings and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in Default under any of the terms thereof, each such policy is in full force and effect, none of Holdings or any of its Subsidiaries has received any notice of a material premium increase or involuntary cancellation with respect to any of its insurance policies or bonds and, except for policies insuring against potential liabilities of officers, directors and employees of Holdings and its Subsidiaries, Holdings or one of its Subsidiaries is the sole beneficiary of any such policy, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Within the last three (3) years, none of Holdings or any of its Subsidiaries has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and neither Holdings nor the Bank has any reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

(t)                 Corporate Documents. Holdings has delivered to SBC, with respect to Holdings and each of its Subsidiaries, true and correct copies of its Organizational Documents, and the charters of each of the committees of its Board of Directors, all as amended and currently in effect. All of the foregoing are current, complete and correct in all material respects.

(u)               State Takeover Laws. Holdings has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Law of any jurisdiction (collectively, “Takeover Laws”). Holdings has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(v)               Certain Actions. Neither Holdings nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Holdings, there are no facts or circumstances that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any required Regulatory Consent. To the Knowledge of Holdings, there exists no fact, circumstance, or reason that would cause any Regulatory Consent not to be received in a timely manner.

(w)             Real and Personal Property. Holdings and its Subsidiaries have good, valid and marketable title to all material real property owned by them free and clear of all Liens, except Permitted Liens and other standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations. Holdings and its Subsidiaries have good, valid and marketable title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all material tangible personal property owned by them, free and clear of all Liens (other than Permitted Liens). Each of Holdings and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party, and all such leases are valid and binding in accordance with their respective terms and in full force and effect, and there is not under any such lease any material existing Default by Holdings or such Subsidiary or, to the Knowledge of Holdings, any other party thereto, or any event which with notice or lapse of time or both would constitute such a Default.

(x)               Brokers and Finders. Except for Sandler O’Neill + Partners, L.P., neither Holdings nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. A true and complete copy of the engagement letter between Holdings and Sandler O’Neill + Partners, L.P. has been delivered to Seacoast.

(y)               Fairness Opinion. Prior to the execution of this Agreement, Holdings has received an executed opinion of Sandler O’Neill + Partners, L.P. and of Austin Associates LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of Holdings and a signed copy of each such opinion has been delivered to SBC. Such opinions have not been amended or rescinded as of the date of this Agreement.

(z)                Transactions with Insiders and Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between Holdings or any of its Subsidiaries, on the one hand, and any (1) officer or director of Holdings or any of its Subsidiaries, (2) record or beneficial owner of five percent (5%) or more of the voting securities of Holdings or (3) related interest or family member of any such officer, director or record or beneficial owner, in any case other than bank customer relationships, employment and related agreements, employee benefit plans and bank-owned life insurance policies.

(aa)            Representations Not Misleading. No representation or warranty by Holdings in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.3              Representations and Warranties of Seacoast. Subject to and giving effect to Section 3.1 and except as set forth in the Seacoast Disclosure Letter, SBC and SNB, jointly and severally, hereby represent and warrant to the Company as follows:

(a)                Organization, Standing, and Power. Each of SBC and SNB (i) is duly organized, validly existing and (as to SBC) is in good standing under the Laws of the jurisdiction of its formation, (ii) has the requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as now conducted, and (iii) is duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii), where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Seacoast. SBC is registered with the Federal Reserve Board as a bank holding company within the meaning of the BHC Act and meets the applicable requirements for qualification as such. SNB is a national banking association with its main office located in the State of Florida. SNB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, its deposits are insured by the Deposit Insurance Fund and all premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of SBC, threatened.

(b)               Authority; No Breach of Agreement. (i)  SBC and SNB each has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its duly constituted Board of Directors and in the case of SNB, its sole shareholder). Assuming due authorization, execution and delivery of this Agreement by Holdings and the Bank, this Agreement represents a legal, valid and binding obligation of each of SBC and SNB, enforceable against each of SBC and SNB in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions and (B) general equitable principles, except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                                                (ii)                SBC’s Board of Directors has duly approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, including the Bank Merger Agreement and the Bank Merger. SNB’s Board of Directors has duly approved and declared advisable the Bank Merger Agreement, the Bank Merger and the other transactions contemplated hereby and thereby.

                                              (iii)                Neither the execution and delivery of this Agreement by SBC or SNB, nor the consummation by either of them of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of SBC or SNB, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien (other than Permitted Liens) on any material asset under, any Contract or Permit, or (C) subject to receipt of the Regulatory Consents and the expiration of any waiting period required by Law as described in clause (iv) below, violate any Law or Order applicable to SBC or SNB or any of their respective material assets, except, in the case of clauses (B) and (C), as individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of SBC and SNB to perform their obligations under this Agreement or to timely consummate the Merger.

                                              (iv)                Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the Regulatory Consents, (B) the filing of the Articles of Merger with the Secretary of State of the State of Florida as required by the FBCA and (C) as set forth in Section 3.3(b)(iv)(C) of the Seacoast Disclosure Letter, no order of, notice to, filing with, or Consent of, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Bank Merger Agreement by SBC or SNB or the consummation by SBC or SNB of the Merger, the Bank Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement.

(c)                Capital Stock. SBC’s authorized capital stock consists of (i) 60,000,000 shares of SBC Common Stock, of which, as of October 29, 2015 (the “Capitalization Date”), 34,351,498 shares were issued and 34,344,433 were outstanding with 7,065 shares held in its treasury and (ii) 4,000,000 shares of preferred stock, $0.10 par value per share (the “SBC Preferred Stock”), of which, as of the Capitalization Date, zero shares were issued and outstanding. As of the Capitalization Date, there were 229,788 restricted shares of SBC Common Stock validly issued and outstanding and the restricted shares were each issued in accordance with SBC Stock Plans and such restricted shares represent all of the Rights issued under the SBC Stock Plans. Except as set forth in Section 3.3(c) of the SBC Disclosure Letter or as set forth in SBC’s SEC Reports, as of the Capitalization Date there were no shares of SBC Common Stock or other equity securities of SBC outstanding and no outstanding Rights relating to SBC Common Stock or SBC Preferred Stock, and no Person has any Contract or any right or privilege (whether preemptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of SBC. All of the outstanding shares of SBC Common Stock are duly and validly issued and outstanding and are fully paid and, except as expressly provided otherwise under applicable Law, non-assessable under the FBCA. None of the outstanding shares of SBC Common Stock have been issued in violation of any preemptive rights of the current or past shareholders of SBC. All of the outstanding shares of SBC Common Stock and all Rights to acquire shares of SBC Common Stock have been issued in compliance in all material respects with all applicable federal and state Securities Laws. All issued and outstanding shares of capital stock of SBC’s Subsidiaries have been duly authorized and are validly issued, fully paid and (except as provided in 12 U.S.C. Section 55) nonassessable. The outstanding capital stock of each of SBC’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights. SBC owns all of the issued and outstanding shares of capital stock of SNB free and clear of all Liens.

(d)               Financial Statements. (i)  The financial statements of SBC and its Subsidiaries included (or incorporated by reference) in the SBC SEC Reports (including the related notes, where applicable) filed since December 31, 2012 (the “SBC Financial Statements”) (A) have been prepared from, and are in accordance with, the books and records of SBC and its Subsidiaries; (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SBC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring audit adjustments normal in nature and amount); (C) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of SBC and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

                                                (ii)                The records, systems, controls, data and information of SBC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership or direct control of SBC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SBC.

                                              (iii)                Since December 31, 2012, (A) neither SBC nor any Subsidiary nor any current director, officer, nor to SBC’s Knowledge, any former officer or director or current employee, auditor, accountant or representative of SBC or any Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material weakness, significant deficiency or other defect or failure in the accounting or auditing practices, procedures, methodologies or methods of SBC or any Subsidiary thereof or their respective internal accounting controls, and (B) no attorney representing SBC or any Subsidiary thereof, whether or not employed by SBC or any such Subsidiary, has reported evidence of a material violation (as such term is interpreted under Section 307 of the Sarbanes-Oxley Act and the SEC’s regulations thereunder) by SBC or any Subsidiary thereof or any officers, directors, employees or agents of SBC or any of its Subsidiaries to SBC’s Board of Directors or any committee thereof or to any director or officer of SBC.

                                              (iv)                SBC’s independent public accountants, which have expressed their opinion with respect to the SBC Financial Statements for the fiscal years ended December 31, 2012, 2013 and 2014 (including the related notes), are and have been throughout the periods covered by such Financial Statements (A) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (B) “independent” with respect to SBC within the meaning of Regulation S-X and (C) with respect to SBC, in compliance with subsections (g) through (l) of Section 10A of the 1934 Act and related Securities Laws. SBC’s independent public accountants have not resigned or been dismissed as independent public accountants of SBC as a result of or in connection with any disagreements with SBC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                                                (v)                SBC has no Knowledge of (A) any significant deficiency in the design or operation of internal controls which could adversely affect SBC’s ability to record, process, summarize and report financial data or any material weaknesses in internal controls or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in SBC’s internal controls. Since December 31, 2014, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls of SBC.

                                              (vi)                None of SBC or its Subsidiaries has any material Liabilities that would be required to be reflected on a balance sheet under GAAP, except for such Liabilities (A) which are accrued or reserved against in the Condensed Consolidated Balance Sheets (Unaudited) for SBC and its Subsidiaries as of June 30, 2015 disclosed in SBC’s Quarterly Report filed on Form 10-Q for the period ended June 30, 2015 or reflected in the notes thereto, (B) incurred since June 30, 2015 in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SBC, or (C) incurred in connection with the transactions contemplated by this Agreement.

(e)                Legal Proceedings. There is no Litigation that would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K of SEC Rules and Regulations that are not so disclosed, pending or, to the Knowledge of SBC, threatened against Seacoast, or against any asset, interest, or right of Seacoast, nor are there any Orders of any Governmental Authority outstanding against Seacoast, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against SBC or any of its Subsidiaries that, if adversely determined, individually or in the aggregate, would have a Material Adverse Effect on SBC.

(f)                Compliance with Laws. (i)  SBC and each of its Subsidiaries are, and at all times since December 31, 2012, have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties, assets and employees. SBC and each of its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their material properties and assets and to carry on their businesses and operations as now conducted and, to SBC’s Knowledge, there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

                                                (ii)                Neither SBC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2012, a recipient of any supervisory letter from, or since December 31, 2012, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Seacoast Disclosure Letter, a “Seacoast Regulatory Agreement”), nor has SBC or any of its Subsidiaries been advised in writing or, to the Knowledge of SBC, orally, since December 31, 2012, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Seacoast Regulatory Agreement.

                                              (iii)                Neither SBC nor any of its Subsidiaries (nor, to the Knowledge of SBC, any of their respective directors, executives, representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (D) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (E) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(g)               Absence of Certain Changes or Events. Since December 31, 2014 through the date of this Agreement, (A) SBC and each of its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice, and (B) neither SBC nor any of its Subsidiaries has taken any action which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SBC.

(h)               Reports. Since December 31, 2012, SBC has and each of its Subsidiaries have timely filed all reports, statements and certifications, together with any amendments required to be made with respect thereto, that SBC and each of its Subsidiaries was required to file with any Governmental Authority, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which SBC has been given notice by any Governmental Authority with respect to any such report, statement or certification. No report, including any report filed with the SEC, the FDIC, the OCC, the Federal Reserve Board or other banking regulatory agency since December 31, 2012, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of the foregoing reports complied as to form in all material respects with the published rules and regulations of the Governmental Authority with jurisdiction thereof and with respect thereto. There are no outstanding comments from or unresolved issues raised by the Governmental Authorities with respect to any of the foregoing reports filed by SBC or its Subsidiaries.

(i)                 Community Reinvestment Act. SNB has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of SBC, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(j)                 Legality of Seacoast Securities. All shares of SBC Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all Liens and any preemptive or similar rights.

(k)               Certain Actions. Neither SBC nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of SBC, there are no facts or circumstances, that are reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any required Regulatory Consents. To SBC’s Knowledge there exists no fact, circumstance, or reason that would cause any Regulatory Consent not to be received in a timely manner.

(l)                 Brokers and Finders. Except for FBR Capital Markets & Co., neither SBC nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(m)             Financing. SBC has, or will have available to it at or prior to the Closing Date, all funds necessary to satisfy its obligations hereunder.

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS OF THE PARTIES

4.1              Conduct of Business Prior to Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement and except as required by applicable Law, (a) the Company shall (i) conduct its business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (iii) maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed, and (b) each Party shall take no action that would adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a) or 5.1(b) or the ability of either Party to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

4.2              Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly contemplated or permitted by this Agreement or as otherwise indicated in this Section 4.2, the Company shall not, without the prior written consent of the chief executive officer or chief financial officer of SBC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)                amend or propose to amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;

(b)               (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, other than the declaration and payment of dividends not greater than $0.05 per share per calendar quarter to the extent consistent with past practice, (iii) issue or otherwise permit to become outstanding, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or Rights, other than (x) issuances of Holdings Common Stock upon the exercise of Holdings Stock Options or Holdings Warrants in existence on the date hereof pursuant to their terms, or (y) issuances of Holdings Common Stock pursuant to the Holdings ESPP as expressly permitted in Section 2.5(b); or (iv) make any change in any instrument or Contract governing the terms of any of its securities;

(c)                other than in the ordinary course of business consistent with past practice, or permitted by this Agreement, make any investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person;

(d)               (i) charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of Loans, or (ii) sell any asset held as other real estate or other foreclosed assets for an amount that exceeds 10% or $50,000, whichever is greater, less than its book value, except that this provision shall not be applicable to resolving the taking of any real estate by any Governmental Authority by eminent domain proceedings or litigation;

(e)                terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent liability;

(f)                enter into any new line of business, or change in any material respect its lending, investment, underwriting, risk and asset liability management or other banking and operating policies, except as required by applicable Laws or any policies imposed on it by any Governmental Authority;

(g)               except in the ordinary course of business consistent with past practice: (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgage or otherwise subject to any lien, encumbrance or other liability any of its assets, (iii) except for property held as other real estate owned, sell, assign or transfer any of its assets in excess of $50,000 in the aggregate or (iv) incur any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 4.2(g) of the Company Disclosure Letter or transfer, agree to transfer or grant, or agree to grant, a license to, any of its material Intellectual Property;

(h)               other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(h), “short-term” shall mean maturities of six (6) months or less)); assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(i)                 other than purchases of investment securities in the ordinary course of business consistent with past practice, restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j)                 terminate or waive any material provision of any material Contract other than normal renewals of Contracts without materially adverse changes of terms, or otherwise amend or modify any material Contract;

(k)               other than as required by Benefit Plans and Contracts as in effect at the date of this Agreement, (i) increase in any manner the compensation or fringe benefits of any of its officers, employees or directors, whether under a Benefit Plan or otherwise, except for merit based or promotion based increases in annual base salary or wage rate for employees (other than directors or executive officers) in the ordinary course of business consistent with past practice, (ii) pay any pension or retirement allowance not required by any existing Benefit Plan or Contract to any such officers, employees or directors, (iii) become a party to, amend or commit itself to any Benefit Plan or Contract (or any individual Contracts evidencing grants or awards thereunder) or employment agreement with or for the benefit of any officer, employee or director, (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, Rights pursuant to any Holdings Stock Plan, (v) make any changes to a Benefit Plan that are not required by Law or (vi) hire or terminate the employment of a chief executive officer, president, chief financial officer, chief risk officer, chief credit officer, internal auditor, general counsel or other officer holding the position of senior vice president or above or any employee with annual base salary and annual incentive compensation that is reasonably anticipated to exceed $125,000;

(l)                 commence, settle or agree to settle any Litigation, except in the ordinary course of business consistent with past practice that (i) involves only the payment of money damages not in excess of $50,000 individually or $200,000 in the aggregate, (ii) does not involve the imposition of any equitable relief on, or the admission of wrongdoing by, Holdings or the applicable Subsidiary thereof and (iii) would not create precedent for claims that are reasonably likely to be material to Holdings or any of its Subsidiaries, or, after the Closing, Seacoast or any of its Subsidiaries;

(m)             revalue any of its or its Subsidiaries’ assets or change any method of accounting or accounting practice used by it or any of its Subsidiaries, other than changes required by GAAP or the FDIC or any Regulatory Authority;

(n)               file or amend any Tax Return except in the ordinary course of business consistent with past practice; settle or compromise any Tax Liability; or make, change or revoke any Tax election or change any method of Tax accounting, except as required by applicable Law; enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law); surrender any claim for a refund of Taxes; or consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes;

(o)               change its fiscal or Tax year;

(p)               knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied, except as may be required by applicable Law; provided, that nothing in this Section 4.2(p) shall preclude Holdings from exercising its rights under Sections 4.5 or 4.12;

(q)               merge or consolidate it or any of its Subsidiaries with any other Person;

(r)                acquire assets outside of the ordinary course of business consistent with past practice from any other Person with a value or purchase price in the aggregate in excess of $50,000, other than purchase obligations pursuant to Contracts to the extent in effect immediately prior to the execution of this Agreement and described in Section 4.2(r) of the Company Disclosure Letter;

(s)                enter into any Contract that would have been required to be disclosed in Section 3.2(k) of the Company Disclosure Letter had it been entered into prior to the execution of this Agreement;

(t)                make any changes in the mix, rates, terms or maturities of the Bank’s deposits or other Liabilities, except in a manner and pursuant to policies consistent with past practice and competitive factors in the market place; open any new branch or deposit taking facility; or close or relocate any existing branch or facility;

(u)               make any extension of credit that, when added to all other extensions of credit to a borrower and its Affiliates, would exceed its applicable regulatory lending limits; make any Loans, or enter into any commitments to make Loans, which vary other than in immaterial respects from its written Loan policies, a true and correct copy of which policies has been provided to Seacoast; provided, that this covenant shall not prohibit the Bank from extending or renewing credit or Loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of Loans currently in its Loan portfolio; provided further that from the date hereof, any new individual Loan or new extension of credit in excess $500,000 and which is unsecured, or $1 million and which is secured, shall require the written approval (which shall not be unreasonably withheld, conditioned or delayed) of the chief executive officer or chief credit officer of SNB, which approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to such individual;

(v)               adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(w)             renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries or, after the Effective Time, Holdings or any of its Subsidiaries;

(x)               waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(y)               engage in (or modify in a manner adverse to the Company or its Subsidiaries) any transactions (except for any ordinary course banking relationships permitted under applicable Law) with any Affiliate or any director or officer thereof (or any Affiliate or immediate family member of any such Person or any Affiliate of such Person’s immediate family members);

(z)               enter into any new lease of real property or amend the terms of any existing lease of real property;

(aa)            incur or commit to incur any capital expenditure or authorization or commitment with respect to them that, in the aggregate is in excess of $50,000, except as disclosed in the annual business plan or budget previously disclosed to Seacoast;

(bb)           take any action that at the time of taking such action is reasonably likely to prevent, or would materially interfere with, the consummation of the Merger;

(cc)            take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(dd)          agree or commit to take any of the actions prohibited by this Section 4.2.

4.3              Litigation. Each of SBC and Holdings shall promptly notify each other in writing of any Litigation issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority pending or, to the Knowledge of SBC or Holdings, as applicable, threatened against SBC, Holdings or any of their respective Subsidiaries or directors that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by SBC, Holdings or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Holdings shall give Seacoast the opportunity to participate in the defense or settlement of any shareholder or derivative Litigation against Holdings and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Seacoast’s prior written consent.

4.4              State Filings. Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, SBC and Holdings shall execute and the Parties shall cause to be filed the Articles of Merger with the Secretary of State of the State of Florida and any other such filings with the State of Florida necessary to effect the transactions contemplated in this Agreement.

4.5              Holdings Shareholder Approval; Registration Statement and Proxy Statement/Prospectus.

(a)  Holdings shall call a meeting of its shareholders (the “Holdings Shareholder Meeting”) to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC for the purpose of obtaining the Holdings Shareholder Approval and such other matters as the Board of Directors of Holdings (with the prior written approval of SBC) or SBC may direct, and Holdings shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Holdings shall use its reasonable best efforts to obtain from the shareholders of Holdings the Holdings Shareholder Approval, including by communicating to its shareholders the Holdings Directors’ Recommendation (and including such recommendation in the Proxy Statement/Prospectus), and Holdings shall engage a proxy solicitor reasonably acceptable to SBC to assist in the solicitation of proxies from shareholders relating to the Holdings Shareholder Approval, provided, however, that, prior to the Holdings Shareholder Meeting and subject to Sections 6.1 and 7.4, so long as the Company has complied with its obligations under Section 4.12, if the Board of Directors of Holdings, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that, because of (x) the receipt of an Acquisition Proposal that constitutes a Superior Proposal or (y) the occurrence of an Intervening Event, failure to take such action would result in a violation of its fiduciary duties under applicable Law, the Board of Directors of Holdings may effect an Adverse Recommendation Change (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended); provided further, that the Board of Directors of Holdings may not effect an Adverse Recommendation Change unless (i) it gives SBC at least five (5) Business Days’ prior written notice of its intention to take such action and a reasonably detailed description of the Acquisition Proposal or Intervening Event giving rise to its determination to take such action (including, in the case of an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal (including an unredacted copy of all proposed agreements and other documents with respect to such Acquisition Proposal) or any amendment or modification thereof) and (ii) at the end of such notice period, the Board of Directors of Holdings takes into account in good faith any amendment or modification to this Agreement proposed by SBC and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that failure to effect an Adverse Recommendation Change would nevertheless result in a violation of its fiduciary duties under applicable Law. During the five (5) Business Day period prior to effecting an Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, negotiate with SBC in good faith (to the extent SBC seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by SBC. Any material amendment to any Acquisition Proposal or material development with respect to any Intervening Event will be deemed to be a new Acquisition Proposal or Intervening Event, as the case may be, for purposes of this Section 4.5(a) and will require a new notice period as referred to in this Section 4.5(a).

(b)               Holdings shall adjourn or postpone the Holdings Shareholder Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Holdings Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting; provided, that Holdings shall not be required to adjourn or postpone the Holdings Shareholder Meeting more than one (1) time pursuant to this first sentence of Section 4.5(b). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Holdings Shareholder Meeting shall be convened and this Agreement shall be submitted to the shareholders of Holdings at the Holdings Shareholder Meeting, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Holdings of such obligation.

(c)                As soon as reasonably practicable after the execution of this Agreement (but in no event later than forty-five (45) days following the date of this Agreement), SBC shall file the Registration Statement with the SEC and shall use all reasonable efforts to cause the Registration Statement to be declared effective under the 1933 Act as promptly as practicable after filing thereof. Each Party agrees to cooperate with the other Party, and its Representatives, in the preparation of the Registration Statement and the Proxy Statement/Prospectus. The Parties agree to use all reasonable best efforts to obtain all Permits required by the Securities Laws to carry out the transactions contemplated by this Agreement, and each Party agrees to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(d)               Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment and supplement thereto, if any, become effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to Holdings shareholders and at the time of the meeting of Holdings shareholders, will contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier statement in the Proxy Statement/Prospectus or any amendment or supplement thereto. Each Party further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Proxy Statement/Prospectus or the Registration Statement.

4.6              Listing of SBC Common Stock. SBC shall cause the shares of SBC Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

4.7              Reasonable Best Efforts. (a)  Subject to the terms and conditions of this Agreement, the Parties will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated hereby and to cause to be satisfied the conditions in Article 5, to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b)               Immediately following the Effective Time (or such later time as SBC may direct), the Parties shall take all actions necessary to consummate the Bank Merger and cause the Bank Merger Agreement effecting the Bank Merger to be filed with the OCC.

(c)                Each Party undertakes and agrees to use its reasonable efforts to cause the Merger to qualify, and to take no action that would prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code;

(d)               The Parties shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties mutually agree upon.

4.8              Applications and Consents. (a)  The Parties shall cooperate in seeking all Consents of Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby.

(b)               Without limiting the foregoing, the Parties shall cooperate in (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act with respect to the Merger and the OCC under the Bank Merger Act with respect to the Bank Merger, and obtaining approval of such applications and notices, (ii) the filing of any required applications or notices with any foreign or state banking, insurance or other Regulatory Authorities and obtaining approval of such applications and notices, (iii) making any notices to or filings with the Small Business Administration, (iv) making any notices or filings to the extent required under the HSR Act, and (v) making any filings with and obtaining any Consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals that are required under consumer finance, mortgage banking and other similar Laws (collectively, the “Regulatory Consents”). Each Party shall file any application and notice required of it to any Regulatory Authority within sixty (60) days following the date of this Agreement.

(c)                Each Party agrees that it will consult with the other Party with respect to obtaining Regulatory Consents and other material Consents necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the Parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Consents) will comply as to form in all material respects with the provisions of applicable Law. To the extent permitted by Law, the Company shall provide Seacoast with the opportunity to participate in meetings or substantive telephone conversations that it or its Representatives may from time to time have with any Governmental Authority with respect to the transactions contemplated hereby.

(d)               Notwithstanding anything to the contrary in this Agreement, Seacoast and its Affiliates shall not be required to take any action if the taking of such action or the obtaining of or compliance with any Permits or Consents is reasonably likely to result in a restriction, requirement or condition having an effect of the type referred to in Section 5.1(b)(ii).

4.9              Notification of Certain Matters. Each Party will give prompt written notice to the other (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, change, circumstance or effect that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a) or 5.2(b), or Section 5.3(a) or 5.3(b), as the case may be, or give rise to a termination right under Section 6.1. The Company shall deliver to Seacoast a copy of each written opinion (or any withdrawal of such opinion) of Sandler O’Neill + Partners, L.P. and Austin Associates LLC or any other financial advisor, as soon as reasonably practicable after the Company’s receipt thereof.

4.10          Investigation and Confidentiality. (a)  Upon reasonable notice and subject to applicable Laws, the Company, for the purposes of Seacoast verifying the representations and warranties of the Company and preparing for the Merger and the Bank Merger and the other matters contemplated by this Agreement, shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of Seacoast, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems and records, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Seacoast such information concerning its business, properties and personnel as Seacoast may reasonably request. Seacoast shall use commercially reasonable efforts to minimize any interference with the Company’s regular business operations during any such access. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. No investigation by Seacoast shall affect the representations and warranties of the Company or the right of Seacoast to rely thereon.

(b)               Each Party shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement.

4.11          Press Releases; Publicity. Prior to the Effective Time, each Party shall consult with and obtain the approval (not to be unreasonably withheld, conditioned or delayed) of the other as to the form and substance of any press release, other public statement or shareholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or shareholder communication or making any other public or shareholder disclosure related thereto; provided, that nothing in this Section 4.11 shall be deemed to prohibit any Party from making any disclosure that its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law or NASDAQ.

4.12          Acquisition Proposals.   The Company agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, directly or indirectly (a) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (b) continue, engage or participate in any negotiations concerning, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person (other than Persons who are affiliates or representatives of the Company or Seacoast) relating to, or (d) approve, recommend, agree to or accept, any Acquisition Proposal; provided, that, prior to, but not after, the time the Holdings Shareholder Approval is obtained, if the Company receives an unsolicited bona fide Acquisition Proposal that was not received in violation of clauses (a) – (d) above, the Company may, and may permit its officers and Representatives to, furnish or cause to be furnished nonpublic information or data to and participate in such negotiations or discussions with the Person making such Acquisition Proposal to the extent that the Board of Directors of Holdings concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that failure to take such actions would result in a violation of its fiduciary duties under applicable Law; provided further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement and shall provide to Seacoast any such information not previously provided to Seacoast. The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Seacoast with respect to any Acquisition Proposal. The Company shall promptly, and in any event within 48 hours of receipt, advise Seacoast in writing in the event the Company or any of its directors, employees, officers or Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal or (iii) any inquiry, proposal or offer that is reasonably likely to lead to an Acquisition Proposal, in each case together with the terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer, and shall furnish Seacoast with a copy of such Acquisition Proposal (or, where such Acquisition Proposal is not in writing, with a description of the material terms and conditions thereof). The Company shall keep Seacoast informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 48 hours) notify Seacoast orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company agrees that any breach by its Representatives of this Section 4.12 shall be deemed a breach by the Company. Neither the Board of Directors of Holdings nor any committee thereof shall (i) except as expressly permitted by Section 4.5(a), (A) withdraw (or modify or qualify in any manner adverse to Seacoast) the approval, recommendation or declaration of advisability by the Board of Directors of Holdings or any such committee of this Agreement, the Merger, or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, (C) resolve, agree or propose to take any such actions or (D) submit this Agreement to its shareholders without recommendation (each such action set forth in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) (A) cause or permit Holdings or the Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or relating to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or (B) resolve, agree or propose to take any such actions.

4.13          Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, Holdings and the members of its Board of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its shareholders (other than as contemplated by Section 4.5)) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

4.14          Employee Benefits and Contracts. (a)  Following the Effective Time, SBC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of the Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to or greater than the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of SBC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of SBC or its Subsidiaries. SBC shall give the Covered Employees full credit for their prior service with the Company and its Subsidiaries (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by SBC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by SBC, provided that the foregoing shall not result in the duplication of benefits or to benefit accrual under any pension plan.

(b)               With respect to any employee benefit plan of SBC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, SBC or its applicable Subsidiary shall use its commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such SBC or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c)                Prior to the Effective Time, the Company shall take, and shall cause its Subsidiaries to take, all actions requested by SBC that may be necessary or appropriate to (i) cause one or more of the Company Benefit Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Company Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Company Benefit Plan for such period as may be requested by SBC, or (iv) facilitate the merger of any Company Benefit Plan into any employee benefit plan maintained by SBC or an SBC Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.14(c) shall be subject to SBC’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)               [Reserved]

(e)                Nothing in this Section 4.14 shall be construed to limit the right of SBC or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.14 be construed to require SBC or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by SBC or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to SBC’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.

(f)                If, within six (6) months after the Effective Time, any Covered Employee is terminated by SBC or its Subsidiaries other than for “Cause” or as a result of unsatisfactory job performance, then SBC shall pay severance to such Covered Employee in an amount set forth in the severance policies set forth in Section 4.14(f) of the Company Disclosure Letter (and based upon the non-exempt and exempt status and/or title for the Covered Employee with the Company at the Closing). Any severance to which a Covered Employee may be entitled in connection with a termination occurring more than six (6) months after the Effective Time will be as set forth in the severance policies set forth in Section 4.14(f) of the Seacoast Disclosure Letter.

(g)               The provisions of this Section 4.14 are solely for the benefit of the parties hereto, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan, employment agreement or any other employee benefit plan for any purpose.

4.15          Indemnification. (a)  From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company (each an “Indemnified Party”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer or employee of the Company or its Subsidiaries or any of its predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, SBC shall indemnify, defend and hold harmless, to the greatest extent such Indemnified Parties are indemnified or have the right to advancement of expenses pursuant to the (x) Organizational Documents of the Company, and (y) the FBCA, each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, subject to applicable Law. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain one (1) counsel for all Indemnified Parties reasonably satisfactory to them, unless there exists a conflict or a potential conflict between the Indemnified Parties in which case the Indemnified Parties shall be entitled to retain additional counsel as reasonably necessary under the circumstances; provided, that (1) SBC shall have the right to assume the defense thereof and upon such assumption SBC shall not be required to advance to any Indemnified Party any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if SBC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are material issues that raise conflicts of interest between SBC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and SBC shall, subject to applicable Law, advance the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) SBC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (3) SBC shall have no obligation hereunder to any Indemnified Party to the extent that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(b)               SBC agrees that all existing rights to indemnification and all existing limitations on Liability existing in favor of the directors, officers and employees of the Company as provided in their respective Organizational Documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided, that nothing contained in this Section 4.15(b) shall be deemed to preclude the liquidation, consolidation, or merger of SBC or SNB, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger.

(c)                SBC, from and after the Effective Time, will directly or indirectly cause the Persons who served as directors or officers of the Company at or before the Effective Time to be covered by Holdings’ existing directors’ and officers’ liability insurance policy; provided, that SBC may substitute therefor policies of at least the same coverage and amounts and containing other terms and conditions that are not less advantageous than such policy in the aggregate; provided further, that in no event shall the aggregate premiums applicable to coverage exceed 150% of the current annual premium paid by Holdings (as set forth in the Company Disclosure Letter) for such insurance. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six (6) years after the Effective Time.

(d)               If SBC or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of SBC as the surviving entities shall assume the obligations set forth in this Section 4.15.

(e)                The provisions of this Section 4.15 are intended to be for the benefit of and shall be enforceable by each Indemnified Party and his or her heirs and representatives.

4.16          Claims Letters. Concurrently with the execution and delivery of this Agreement and effective upon the Closing, the Company has caused each director of the Company and the Bank to execute and deliver a Claims Letter in the form attached hereto as Exhibit C (the “Claims Letter”).

4.17          Restrictive Covenant Agreement. Concurrently with the execution and delivery of this Agreement, the Company has caused each non-employee director of the Company and the Bank to execute and deliver a Restrictive Covenant Agreement in the form attached hereto as Exhibit D (the “Restrictive Covenant Agreement”).

4.18          Employment Agreement. Concurrently with the execution and delivery of this Agreement, Thomas H. Dargan, Jr. and SNB entered into an Employment Agreement, which employment agreement shall be effective upon the Closing (the “Employment Agreement”).

4.19          Systems Integration; Operating Functions. From and after the date hereof, Holdings and the Bank shall and shall cause their directors, officers and employees to, and shall make all reasonable best efforts (without undue disruption to either business) to cause the Bank’s data processing consultants and software providers to, cooperate and assist Seacoast in connection with an electronic and systems conversion of all applicable data of the Bank and Holdings to the Seacoast systems, including the training of Holdings and Bank employees, during normal business hours. Holdings and its Subsidiaries shall cooperate with Seacoast in connection with the planning for the efficient and orderly combination of the parties and the operation of SNB (including the former operations of the Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Seacoast may decide. Holdings and the Bank shall take any action Seacoast may reasonably request prior to the Effective Time to facilitate the combination of the operations of the Bank with SNB upon the completion of the Merger. Without limiting the foregoing, senior officers of Company and Seacoast shall meet from time to time as the Company or Seacoast may reasonably request, to review the financial and operational affairs of Holdings and its Subsidiaries, and Holdings shall give due consideration to Seacoast’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither SBC nor SNB shall be permitted to exercise control of Holdings or the Bank prior to the Effective Time, and (ii) neither Holdings nor the Bank shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws.

4.20          Closing Payments. Immediately prior to Closing, SBC shall wire, in immediately payable funds, the sums due to the persons listed on Section 4.20 of the Company Disclosure Letter.

ARTICLE 5

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1              Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.7:

(a)                Shareholder Approval. Holdings shall have obtained the Holdings Shareholder Approval.

(b)               Regulatory Approvals. (i) All Regulatory Consents from the Federal Reserve Board, the FDIC, the OCC and the Florida Office of Financial Regulation, and any other Regulatory Consents, the failure of which to obtain or make would reasonably be expected to have a Material Adverse Effect on SBC or Holdings, in each case required by Law to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement (the “Required Consents”) shall have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired, and (ii) solely insofar as this condition relates to the obligations of SBC and SNB, no Governmental Authority shall have taken any action or made any determination in connection with the transactions contemplated in this Agreement, which would reasonably be expected to restrict or burden Seacoast or any of its Affiliates and which would, individually or in the aggregate, have a Material Adverse Effect on SBC or any of its Affiliates, in each case measured on a scale relative to the Company.

(c)                No Orders or Restraints; Illegality. No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger or the Bank Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the Merger or the Bank Merger.

(d)               Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e)                Listing of SBC Common Stock. The shares of SBC Common Stock to be issued to the holders of Holdings Common Stock upon consummation of the Merger shall have been approved for listing on NASDAQ.

5.2              Conditions to Obligations of Seacoast. The obligations of Seacoast to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seacoast pursuant to Section 7.7:

(a)                Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of the Company (other than the representations and warranties set forth in (i) Section 3.2(c), which shall be true and correct except to a de minimis extent (relative to Section 3.2(c) taken as a whole) and (ii) Sections 3.2(b)(i), 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv), 3.2(b)(v)(A), 3.2(e)(C), 3.2(t), 3.2(u), 3.2(x) and 3.2(y), which shall be true and correct in all respects) shall be deemed untrue and incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of the Company, has had or would reasonably be expected to have a Material Adverse Effect on Holdings; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of Holdings, to such effect.

(b)               Performance of Agreements and Covenants. Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Seacoast shall have received certificates, dated the Closing Date, signed on behalf of the Company by the chief executive officer and the chief financial officer of Holdings, to such effect.

(c)                Corporate Authorization. Seacoast shall have received from the Company: (i) certified resolutions of its Board of Directors and shareholders authorizing the execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby; (ii) a certificate as to the incumbency and signatures of officers authorized to execute this Agreement; and (iii) certificates of good standing, dated not more than three (3) Business Days before the Closing Date, from the Secretary of State of the State of Florida.

(d)               Consents. The Company shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 3.2(b) and Section 3.2(k) of the Company Disclosure Letter.

(e)                Material Adverse Effect. Since the date hereof, there shall not have occurred any fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects that has had or would reasonably be expected to have a Material Adverse Effect on Holdings.

(f)                Tax Opinion. Seacoast shall have received a written opinion from Cadwalader, Wickersham & Taft LLP in form and substance reasonably satisfactory to Seacoast, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Seacoast and the Company reasonably satisfactory in form and substance to such counsel, substantially in the form set forth in Section 5.2(f) of the Seacoast Disclosure Letter.

(g)               Claims Letters. Seacoast shall have received from the Persons listed in Section 4.16 of the Company Disclosure Letter an executed Claims Letter, each of which shall remain in full force and effect.

(h)               Restrictive Covenant Agreement. Each of the Persons as set forth in Section 4.17 of the Company Disclosure Letter shall have entered into the Restrictive Covenant Agreement, each of which shall remain in full force and effect.

(i)                 Employment Agreement. The Employment Agreement shall remain in full force and effect.

(j)                 [Reserved]

(k)               Holdings Consolidated Tangible Shareholders’ Equity. The Consolidated Tangible Shareholders’ Equity shall be an amount not less than the amount thereof as of June 30, 2015.

(l)                 FIRPTA Certificate. Seacoast shall have received from each of Holdings and the Company, under penalties of perjury, a certificate stating that each of Holdings and the Company, respectively, is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) and as reasonably acceptable to Seacoast.

(m)             Holdings Financial Statements. Seacoast shall have received from Holdings true and complete copies of (A) all monthly reports and financial statements of Holdings and its Subsidiaries that were prepared for Holdings or the Bank since June 30, 2015, and (B) all Annual and Quarterly Reports to shareholders of Holdings for full fiscal periods following June 30, 2015.

5.3              Conditions to Obligations of the Company. The obligations of the Company to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by the Company pursuant to Section 7.7:

(a)                Representations and Warranties. The representations and warranties of Seacoast set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Seacoast shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Seacoast has had or would reasonably be expected to have a Material Adverse Effect on SBC; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by the chief executive officer and chief financial officer of SBC, to such effect.

(b)               Performance of Agreements and Covenants. Each and all of the agreements and covenants of Seacoast to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Seacoast by the chief executive officer and chief financial officer of SBC, to such effect.

(c)                Tax Opinion. Holdings shall have received a written opinion from Gunster, Yoakley & Stewart, P.A. in form and substance reasonably satisfactory to Holdings, dated as of the Closing Date, substantially to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Seacoast and the Company reasonably satisfactory in form and substance to such counsel, substantially in the form set forth in Section 5.3(c) of the Company Disclosure Letter.

(d)               Corporate Authorization. The Company shall have received from Seacoast: (i) certified resolutions of its Board of Directors authorizing the execution and delivery of this Agreement and the Bank Merger Agreement and the consummation of the transactions contemplated hereby and thereby; (ii) a certificate as to the incumbency and signatures of officers authorized to execute this Agreement; and (iii) certificates of good standing, dated not more than three (3) Business Days before the Closing Date, from the Secretary of State of the State of Florida.

(e)                Material Adverse Effect. Since the date hereof, there shall not have occurred any fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects that has had or would reasonably be expected to have a Material Adverse Effect on SBC.

ARTICLE 6

TERMINATION

6.1              Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the Holdings Shareholder Approval, this Agreement and the Bank Merger Agreement may be terminated and the Merger and the Bank Merger abandoned at any time prior to the Effective Time:

(a)                By mutual written consent of Holdings and SBC; or

(b)               By either SBC or Holdings in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, which breach would result in, if occurring or continuing on the Closing Date, the failure of the conditions to the terminating Party’s obligations set forth in Section 5.2 or 5.3, as the case dictates, and that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph (e) below; or

(c)                By either SBC or Holdings in the event that the Holdings Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the Holdings Shareholders Meeting; or

(d)               By either SBC or Holdings in the event that a court of competent jurisdiction or other Governmental Authority shall have issued any Order restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement or the Bank Merger Agreement and such Order shall have become final and nonappealable; or

(e)                By either SBC or Holdings in the event that the Merger has not been consummated by April 30, 2016 (the “Expiration Date”), provided that the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(e), and provided, further, that if, on the Expiration Date, all conditions to this Agreement have been satisfied or waived or, with respect to conditions that can only be satisfied at the Closing, are then capable of being satisfied at the Closing, except for the conditions set forth in Section 5.1(b), then either SBC or Holdings shall have the right, by written notice to the other Party not later than 5:00 p.m., New York City time, on the Expiration Date, to extend the Expiration Date for an additional three (3) month period; or

(f)                By SBC in the event that SBC or any of its Affiliates receives written notice from or is otherwise advised by a Governmental Authority that it will not grant (or intends to rescind or revoke if previously approved) any Required Consent or receives written notice from or is otherwise advised by a Governmental Authority that it will not grant such Required Consent without imposing a restriction, requirement or condition having an effect of the type referred to in Section 5.1(b)(ii); or

(g)               By SBC in the event that (i) the Holdings Board of Directors or any committee thereof effects an Adverse Recommendation Change, or (ii) the Company has failed to substantially comply with its obligations under Section 4.5 or 4.12; or

(h)               By SBC if holders of more than 10% in the aggregate of the outstanding Holdings Common Stock shall have voted such shares against this Agreement or the Merger at any meeting called for the purpose of voting thereon and shall have given notice of their intention to exercise their dissenters’ rights in accordance with the FBCA; or

(i)                 By Holdings, if the Holdings Board of Directors so determines by a majority vote of the members of the entire Holdings Board of Directors, at any time during the five (5)-day period commencing on the Determination Date, if and only if both of the following conditions are satisfied:

                                                (i)                (A) The SBC Market Value is less than (B) the Initial SBC Market Value multiplied by 0.85; and

                                                (ii)                (A) The number obtained by dividing the SBC Market Value by the Initial SBC Market Value (the “SBC Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.20 from such quotient (such number, the “Index Ratio”);

subject, however, to the following four sentences. If Holdings elects to exercise its termination right pursuant to this Section 6.1(i), it shall give prompt written notice thereof to SBC, but in any event not later than the end of the five (5) day period referred to above. During the five (5) Business Day period commencing with its receipt of such notice, SBC shall have the option of increasing the Stock Election Consideration to equal the lesser of (A) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Stock Election Consideration (as then in effect) and the Index Ratio, and the denominator of which is equal to the SBC Ratio, or (B) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Stock Election Consideration (as then in effect), the Initial SBC Market Value and 0.85, and the denominator of which is the SBC Market Value. If the Stock Election Consideration is so increased, the Mixed Stock Consideration shall be automatically increased to equal the amount obtained by multiplying the increased Stock Election Consideration determined pursuant to the immediately preceding sentence by 0.65. If within such five (5) Business Day period, SBC delivers written notice to Holdings that it intends to proceed with the Merger by paying such additional consideration as contemplated by the two preceding sentences, then no termination shall have occurred pursuant to this Section 6.1(i), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Election Consideration and Mixed Stock Consideration shall have been so modified).

For purposes of this Section 6.1(i), the following terms shall have the meanings indicated below:

“Determination Date” means the later of (i) the date on which the last Required Consent is obtained without regard to any requisite waiting period or (ii) the date on which the Holdings Shareholder Approval is obtained.

“Final Index Price” means the average closing price of the Index for the same trading days used in calculating the SBC Market Value.

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

“Initial SBC Market Value” means the average closing price of the SBC Common Stock as reported on the NASDAQ for the ten (10) trading day period ending on the second trading day immediately preceding the date of this Agreement.

“Initial Index Price” means the average closing price of the Index for the same trading days used in calculating the Initial SBC Market Value.

“SBC Market Value” means the average closing price of the SBC Common Stock as reported on the NASDAQ for the ten (10) trading day period ending on the second trading day immediately preceding the Determination Date.

If SBC or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 6.1(i).

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h) or (i) of this Section 6.1 shall give written notice of such termination to the other Party in accordance with Section 7.9, specifying the provision or provisions hereof pursuant to which such termination is effected.

6.2              Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of SBC, Holdings, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.10(b), Article 6 and Article 7 shall survive any such termination and abandonment, and (ii) a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement.

ARTICLE 7

MISCELLANEOUS

7.1              Definitions. (a)  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of Holdings and its Subsidiaries or 15% or more of any class of equity or voting securities of Holdings or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holdings, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 15% or more of any class of equity or voting securities of Holdings or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holdings, (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Holdings or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of Holdings, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or the Bank Merger or that could reasonably be expected to dilute materially the benefits to Seacoast of the transactions contemplated hereby.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by contract or otherwise.

“Available Cash Election Amount” shall mean the difference between (a) the product of the Mixed Cash Consideration multiplied by the total number of shares of Holdings Common Stock (other than Holdings Shares to be cancelled in accordance with Section 2.1(b)) issued and outstanding immediately prior to the Effective Time, minus (b) the product of (i) (x) the total number of Mixed Election Shares (it being understood, for the avoidance of doubt, that No Election Shares shall be deemed to be Mixed Election Shares for this purpose), multiplied by (y) the Mixed Cash Consideration, minus (c) the product of (i) the total number of Dissenting Shares as of immediately prior to the Effective Time multiplied by (ii) the Cash Election Consideration.

“Average Closing Price” shall mean the average closing price of SBC Common Stock, as recorded on NASDAQ, during the ten (10) trading day period ending on the second trading day immediately preceding the date upon which the Effective Time occurs.

“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA), including any plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, and any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any pension, retirement, profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, retention, incentive compensation, employee stock ownership, severance, change in control, vacation, bonus, or deferred compensation plan, policy, or arrangement, any medical, vision, dental, or other written health plan, any life insurance plan, fringe benefit plan, and any other employee program or agreement, whether formal or informal, that is entered into, maintained by, sponsored in whole or in part by, or contributed to by the Company or any Subsidiaries thereof, or under which the Company or any Subsidiaries thereof could have any obligation or Liability, whether actual or contingent, with respect to any current or former Company employee.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder.

“Business Day” shall mean any day that NASDAQ is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.

“Cash Election Amount” shall mean the product of the number of Cash Election Shares multiplied by the Cash Election Consideration.

“Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 10, 2015 by and between SBC and Holdings.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Consolidated Tangible Shareholders’ Equity” shall mean as of the last day of the month immediately preceding the month in which the Closing Date occurs (the “Measuring Date”), the consolidated shareholders’ equity of Holdings as set forth on its balance sheet on the Measuring Date calculated in accordance with GAAP and including the recognition of or accrual for all Permitted Expenses paid or incurred, or projected to be paid or incurred, in connection with this Agreement and the transactions contemplated by it, excluding (i) any change related to recapture of any of the allowance for loan and lease losses following the date of this Agreement and receipt of any related regulatory approval, (ii) all intangible assets (including the deferred tax asset), and minus any unrealized gains or plus any unrealized losses (as the case may be) in Holdings’ securities portfolio due to mark-to-market adjustments as of the Measuring Date. The foregoing notwithstanding, all direct after-tax expenses related to the transaction contemplated by this Agreement incurred by Holdings or the Bank prior to the Effective Time (including investment banking, legal and accounting fees) which have been accrued or paid as of the last day of the calendar month immediately preceding the Effective Time shall be added back to Consolidated Tangible Shareholders’ Equity to determine the final dollar amount of the Consolidated Tangible Shareholders’ Equity. The calculation of the Consolidated Tangible Shareholders’ Equity shall be delivered by Holdings to Seacoast, accompanied by appropriate supporting detail, no later than the close of business on the fourth (4th) Business Day preceding the Closing Date, and such calculation shall be subject to verification and approval by Seacoast, which approval shall not be unreasonably withheld.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice or both would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

“Dissenting Shares” shall mean shares of Holdings Common Stock that are owned by shareholders who properly demand and exercise their dissenters’ rights and comply in all respects with the provisions of Section 607.1301 to 607.1333 of the FBCA.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for permits, licenses and other authorizations that may be required.

“ERISA Affiliate” of any Person means any entity that is, or at any relevant time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with such Person.

“ERISA Plan” shall mean any Benefit Plan that is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA.

“Exhibits” A through E, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Facilities” shall mean all buildings and improvements on the Property of any Person.

“FBCA” shall mean the Florida Business Corporation Act.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank).

“Financial Statements” shall mean the consolidated balance sheets (including related notes and schedules, if any) of a Party and its Subsidiaries as of December 31, 2012, 2013 and 2014, and as of March 31, 2015 and June 30, 2015, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income (loss) (including related notes and schedules, if any) for each of the three years ended December 31, 2012, 2013 and 2014, and for the three (3) and six (6) month periods ended March 31, 2015 and June 30, 2015, as delivered by such Party to the other Party or as filed or to be filed by such Party in its SEC Reports.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, arbitrator or arbitration panel, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Holdings Common Stock” or “Holdings Shares” shall mean the $5.00 par value per share common stock of Holdings.

“Holdings Shareholder Approval” shall mean the approval of this Agreement by the holders of at least a majority of the outstanding shares of Holdings Common Stock.

“Holdings Stock Plan” shall mean any equity compensation plan, stock purchase plan, incentive compensation plan, or any other Benefit Plan under which Holdings Stock Options have been or may be issued.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Intellectual Property” shall mean (i) any patents, copyrights, trademarks, service marks, maskworks or similar rights throughout the world, and applications or registrations for any of the foregoing, (ii) any proprietary interest, whether registered or unregistered, in know-how, copyrights, trade secrets, database rights, data in databases, website content, inventions, invention disclosures or applications, software (including source and object code), operating and manufacturing procedures, designs, specifications and the like, (iii) any proprietary interest in any similar intangible asset of a technical, scientific or creative nature, including slogans, logos and the like and (iv) any proprietary interest in or to any documents or other tangible media containing any of the foregoing.

“Intervening Event” shall mean any material event or development or material change in circumstances with respect to Holdings and its Subsidiaries, taken as a whole, that (i) arises or occurs after the date of this Agreement and was neither known by nor reasonably foreseeable to the Holdings Board of Directors as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal or (B) any Required Consent.

“Knowledge” shall mean (i) with respect to Holdings, the knowledge of the individuals listed in Section 7.1 of the Company Disclosure Letter, after reasonable inquiry, and (ii) with respect to SBC, the knowledge of the individuals listed in Section 7.1 of the Seacoast Disclosure Letter, after reasonable inquiry.

“Law” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, claim, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than Liens for property Taxes not yet due and payable.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.

“Material Adverse Effect” on Holdings or SBC, as the case may be, shall mean a material adverse effect on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole or (ii) the ability of such Party and its Subsidiaries to perform their obligations under this Agreement or to timely consummate the Merger, the Bank Merger, or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include (x) for purposes of (i) above, (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements generally applicable to banks and their holding companies, (B) changes after the date of this Agreement in laws, rules or regulations or interpretations of laws, rules or regulations by Governmental Authorities of general applicability to banks and their holding companies, (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting banks and their holding companies and (D) changes after the date of this Agreement in market interest rates, except with respect to clauses (A), (B), (C) and (D) to the extent that the effects of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole, as compared to other banks and their holding companies; or (y) for purposes of (ii) above, the impact of actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby.

“NASDAQ” shall mean the National Market System of The NASDAQ Stock Market.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or other Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Party” shall mean Seacoast, on the one hand, or the Company, on the other hand, and “Parties” shall mean Seacoast and the Company.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that are required for the operation of the businesses of a Person or its Subsidiaries.

“Permitted Expenses” shall mean (i) the reasonable expenses of the Company incurred in connection with the Merger and the Bank Merger (including fees and expenses of attorneys, accountants or other consultants) and (ii) the fee payable to the Company’s financial advisors in accordance with the engagement letters disclosed to Seacoast prior to the execution of this Agreement.

“Permitted Liens” shall mean (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising in the ordinary course of business of the Company consistent with past practice or (iii) restrictions on transfers under applicable securities Laws.

“Person” shall mean any natural person or any legal, commercial, or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the 1934 Act.

“Property” shall mean all real property leased or owned by any Person and its Subsidiaries, either currently or in the past.

“Proxy Statement/Prospectus” shall mean the proxy statement and other proxy solicitation materials of Holdings and the prospectus of SBC constituting a part of the Registration Statement.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by SBC under the 1933 Act with respect to the shares of SBC Common Stock to be issued to the holders of Holdings Common Stock in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board (including any Federal Reserve Bank), the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, the Florida Office of Financial Regulation, any state attorney general, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable, and shall include Holdings Stock Options.

“SBC Common Stock” or “SBC Shares” shall mean the $0.10 par value per share common stock of SBC.

“SBC Equity Award” shall mean an award, grant, unit, option to purchase, or other right to receive a share or shares of SBC Common Stock and shall specifically include any restricted stock awards.

“SBC Stock Plan” shall mean any equity compensation plan, stock purchase plan, incentive compensation plan, or any other Benefit Plan under which SBC Equity Awards have been or may be issued.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“SEC Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding shares of Holdings Common Stock on terms that the Board of Directors of Holdings concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Seacoast to amend or modify the terms of the transactions contemplated by this Agreement), (i) after receiving the written advice of its financial advisor (which shall be a nationally recognized investment banking firm, Seacoast acknowledging that Sandler O’Neill + Partners, L.P. is a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement and break-up fee provisions and conditions to closing) and any other relevant factors permitted under applicable Law.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any liability for Taxes of another Person pursuant to a contract, as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.

“Tax Return” shall mean any report, return, information return, or other information provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.

“Taxable Period” shall mean any period prescribed by any Taxing Authority.

“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by the Company.

“Termination Fee” shall mean $3,000,000.

“Third Party Public Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to Holdings or any of its Subsidiaries or has been made directly to its shareholders generally or any Person shall have publicly announced, or disclosed to Holdings’ Board of Directors, an intention (whether or not conditional) to make an Acquisition Proposal.

(b)               The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Adverse Recommendation Change	Section 4.12
Agreement	Parties
Articles of Merger	Section 1.4
Bank	Parties
Bank Merger	Preamble
Bank Merger Agreement	Preamble
Book-Entry Shares	Section 2.3(b)
Capitalization Date	Section 3.3(c)
Cash Election	Section 2.1(a)
Cash Election Consideration	Section 2.1(a)
Cash Election Share	Section 2.2(c)
Cash Fraction	Section 2.2(c)(i)
Claims Letter	Section 4.16
Closing	Section 1.3

Closing Date	Section 1.3
Company	Parties
Company Disclosure Letter	Section 3.1
Company Regulatory Agreement	Section 3.2(h)(v)
Company Shareholder Support Agreement	Preamble
Covered Employees	Section 4.14(a)
CRA	Section 3.2(p)
Dissenting Shareholder	Section 2.4
Effective Time	Section 1.4
Election Deadline	Section 2.2(c)
Election Form	Section 2.2(a)
Election Form Record Date	Section 2.2(a)
Employment Agreement	Section 4.18
Exchange Agent	Section 2.3(a)
Exchange Fund	Section 2.3(a)
Expiration Date	Section 6.1(e)
Fractional Share Consideration	Section 2.1(a)
Holdings	Parties
Holdings Certificates	Section 2.3(b)
Holdings Directors’ Recommendation	Section 3.2(b)(ii)
Holdings ESPP	Section 2.5(b)(i)
Holdings Financial Statements	Section 3.2(d)(ii)
Holdings Latest Balance Sheet	Section 3.2(d)(ii)
Holdings Preferred Stock	Section 3.2(c)
Holdings Shareholder Meeting	Section 4.5(a)
Holdings Stock Option	Section 2.5(a)
Holdings Stock Option Consideration	Section 2.5(a)
Holdings Warrants	Section 2.8
Indemnified Party	Section 4.15(a)
Loans	Section 3.2(n)(i)
Mailing Date	Section 2.2(a)
Measuring Date	Section 7.1
Merger	Preamble
Merger Consideration	Section 2.1(a)
Mixed Cash Consideration	Section 2.1(a)
Mixed Election	Section 2.1(a)
Mixed Election Share	Section 2.2(c)
Mixed Stock Consideration	Section 2.1(a)
No Election Shares	Section 2.2(c)
Per Share Merger Consideration Value	Section 2.5(a)
PIFI	Section 3.2(q)(i)
Regulatory Consents	Section 4.8(b)
Required Consents	Section 5.1(b)(i)
Restrictive Covenant Agreement	Section 4.17
SBC	Parties
SBC Financial Statements	Section 3.3(d)(i)

SBC Preferred Stock	Section 3.3(c)
Seacoast	Parties
Seacoast Disclosure Letter	Section 3.1
Seacoast Expenses	Section 7.3(b)
Seacoast Regulatory Agreement	Section 3.3(f)(ii)
SNB	Parties
Stock Election	Section 2.1(a)
Stock Election Consideration	Section 2.1(a)
Stock Election Share	Section 2.2(c)
Surviving Corporation	Section 1.1
Takeover Laws	Section 3.2(u)
Termination Date	Section 2.5(b)(i)

(c)                Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

7.2              Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Time, except for Section 4.15 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

7.3              Expenses. (a)  Except as otherwise provided in this Section 7.3 or in Section 7.4, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

(b)               In the event that this Agreement is terminated pursuant to Section 6.1(c), then the Company shall reimburse Seacoast and its Affiliates for all of the reasonable out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Seacoast and its Affiliates) incurred by Seacoast and its Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Seacoast Expenses”), up to a maximum of $500,000; provided that the payment by the Company of the Seacoast Expenses pursuant to this Section 7.3(b) (i) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.4 and (ii) shall not relieve the Company from any liability or damage resulting from a breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement. Payment of the Seacoast Expenses shall be made not later than two (2) Business Days after Seacoast provides the Company documentation reasonably evidencing such expenses.

(c)                Nothing contained in this Section 7.3 or Section 7.4 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.

7.4              Termination Fee. (a)  In the event that (i) (A) either Party terminates this Agreement pursuant to Section 6.1(c) or 6.1(e), or (B) SBC terminates this Agreement pursuant to Section 6.1(b), (ii) a Third Party Public Event shall have occurred, and (iii) within twelve (12) months following such termination an Acquisition Proposal is consummated or a definitive agreement or letter of intent is entered into by the Company with respect to an Acquisition Proposal, the Company shall pay Seacoast the Termination Fee, less the amount of any expense reimbursement previously paid pursuant to Section 7.3(b), within two (2) Business Days after the earliest to occur of the events described in clause (iii) above, by wire transfer of immediately available funds; provided that for purposes of this Section 7.4(a), all references in the definition of “Acquisition Proposal” to “15%” shall be to “50%”.

(b)               In the event that SBC terminates this Agreement pursuant to Section 6.1(g), the Company shall pay to Seacoast the Termination Fee within two (2) Business Days after the date this Agreement is terminated, by wire transfer of immediately available funds.

(c)                The Company hereby acknowledges that the agreements contained in Section 7.3(b) and this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seacoast would not enter into this Agreement. In the event that the Company fails to pay if and when due any amount payable under Section 7.3(b) or this Section 7.4, then (i) the Company shall reimburse Seacoast for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) the Company shall pay to Seacoast interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to five percent (5%) over the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Seacoast) in effect on the date such overdue amount was originally required to be paid.

(d)               Assuming the Company is not in breach of its obligations under this Agreement, including Sections 4.5 and 4.12, then the payment of the Termination Fee shall fully discharge the Company from and be the sole and exclusive remedy of Seacoast with respect to any and all losses that may be suffered by Seacoast based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement under Section 7.4(a) or 7.4(b). In no event shall the Company be required to pay the Termination Fee on more than one occasion.

7.5              Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the Company Disclosure Letter, the Seacoast Disclosure Letter and the Exhibits) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third party beneficiary will be required to amend, modify or waive any provision of the Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; provided that, notwithstanding the foregoing clause, following the Effective Time only (but not unless and until the Effective Time occurs), (i) the provisions of Section 4.15 shall be enforceable by each Indemnified Party described therein, and (ii) each holder of Holdings Common Stock, who properly surrenders his, her or its Holdings Common Stock in accordance with Article 2, shall have the right to receive the applicable Merger Consideration and such right shall be enforceable by such holder of Holdings Common Stock.

7.6              Amendments. Before the Effective Time, this Agreement (including the Company Disclosure Letter and the Exhibits) may be amended by a subsequent writing signed by each of the Parties, whether before or after the Holdings Shareholder Approval has been obtained, except to the extent that any such amendment would require the approval of the shareholders of Holdings, unless such required approval is obtained.

7.7              Waivers. (a)  Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b)               The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

7.8              Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto without the prior written consent of each other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

7.9              Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile or electronic transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

To Seacoast:

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Telecopy Number: (772) 288-6086
Attention: Dennis S. Hudson III

Copy to Counsel (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Telecopy Number: (212) 504-6666
Attention: Williams Mills

To the Company:

Floridian Financial Group, Inc.
175 Timacuan Blvd.
Lake Mary, FL 32746
Telecopy Number: (386) 274-6030
Attention: Thomas H. Dargan, Jr.

Copy to Counsel (which shall not constitute notice):

Gunster, Yoakley & Stewart, P.A.
450 East Las Olas Boulevard, Suite 1400
Fort Lauderdale, Florida 33301
Telecopy Number: (954) 523-1722
Attention: David Scileppi

7.10          Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Florida, without regard to any applicable conflicts of Law principles that would result in the application of the Laws of another jurisdiction, provided that the Laws of the United States shall govern the consummation of the Bank Merger.

7.11          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

7.12          Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

7.13          Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

7.14          Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

7.15          Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and costs and expenses incurred in such action or suit.

7.16          Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Dennis S. Hudson, III
Name: Dennis S. Hudson, III
Title: Chairman & Chief Executive Officer

SEACOAST NATIONAL BANK

By:	/s/ Dennis S. Hudson, III
Name: Dennis S. Hudson, III
Title: Chairman & Chief Executive Officer

FLORIDIAN FINANCIAL GROUP, INC.

By:	/s/ Thomas H. Dargan, Jr.
Name: Thomas H. Dargan, Jr.
Title: President & Chief Executive Officer

FLORIDIAN BANK

By:	/s/ Thomas H. Dargan, Jr.
Name: Thomas H. Dargan, Jr.
Title: Chairman

[Signature Page to Agreement and Plan of Merger]